As filed with the Securities and Exchange  Commission on March 18,  1999.
                                    Securities Act Registration No. 333 - 72049
-------------------------------------------------------------------------------

                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form S-4
                                 Amendment No. 2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               NEWCO ALASKA, INC.
             (Exact name of registrant as specified in its charter)

Delaware                                       6022                                92-0166346
------------------------------      ----------------------------      -----------------------------------
(State or jurisdiction of           (Primary Standard Industrial      (I.R.S. Employer Identification No.)
incorporation or organization)       Classification Code Number)

                           331 Dock St., P.O. Box 7920
                      Ketchikan, Alaska 99901 907-228-4474
   --------------------------------------------------------------------------
   (Address and telephone number of registrant's principal executive offices)

          William G. Moran, Jr., President and Chief Executive Officer
                           331 Dock St., P.O. Box 7920
                      Ketchikan, Alaska 99901 907-228-4474
   --------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

                        Copies of all communications to:

                              Gordon E. Crim, Esq.
                         Foster Pepper & Shefelman PLLC
                          101 S.W. Main St., 15th Floor
                             Portland, Oregon 97204
                             Telephone: 503-221-1512
                             Facsimile: 800-600-1964

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: |_|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________


     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note:

     The registrant is currently in organization, and therefore has not yet issued shares of capital stock, and has no operations or assets. Accordingly, no financial information for the registrant is included in this registration statement. All disclosures for the company to be acquired (First Bancorp) are provided in accordance with General Instruction D.4(c) to Form S-4, disclosures for transitional small business issuers.

                              FIRST BANCORP, INC.
                                331 Dock Street
                                 P.O. Box 7290
                            Ketchikan, Alaska 99901

                    ----------------------------------------
                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                      TO BE HELD ON TUESDAY, MARCH 30, 1999
                    ----------------------------------------


     The meeting of Shareholders of First Bancorp will be held at First Bank's head office at 331 Dock St., Ketchikan, Alaska, at 11:30 a.m., ___________, 1999. At the meeting we will ask you to:

     1.   Elect four (4) directors;

     2. Vote on a proposed reorganization that will allow the corporation to become an "S-corporation" for income tax purposes; and

     3. To transact such other business as may properly come before the Meeting.

     If you were a shareholder of record as of the close of business on _____________, 1999, you may vote at the meeting.

     We cordially invite all shareholders to attend the Meeting personally. Whether or not you are able to attend, please be sure to sign, date and promptly return your Proxy in the enclosed pre-paid envelope.

     You may revoke your proxy at any time before the vote is taken at the meeting. You may revoke your proxy by submitting a proxy bearing a later date, or by notifying the secretary of First Bancorp (personally in writing or by mail) of your wish to revoke your proxy. You may also revoke your proxy by oral request if you are present at the meeting.

                               By order of the Board of Directors



                               William G. Moran, Jr., President


           , 1999
Ketchikan, Alaska

                               FIRST BANCORP, INC.
                                 331 Dock Street
                                  P.O. Box 7290
                             Ketchikan, Alaska 99901
                                  907-225-6101


     We are planning to hold our annual shareholders meeting on _______, _______, 1999, at 11:30 a.m. at the main office of First Bank located at 331 Dock Street, Ketchikan, Alaska.

     At the meeting, we will ask shareholders to consider and vote on the election of four directors and a proposal to reorganize First Bancorp to become an S corporation for income tax purposes. We want to reorganize as an S corporation because we can

     o    Eliminate  corporate-level  income  tax,  and
     o    Reduce administrative costs

     We expect to save more than $1.3 million in corporate-level income tax during the first year after becoming an S corporation, even after costs of the reorganization of approximately $100,000

     Not every First Bancorp shareholder will continue to be a shareholder after the reorganization. To continue as a shareholder, you must

     o    Be a citizen or resident of the United States, and
     o Own at least 750 shares of First Bancorp stock or be a director of First Bancorp.

     If you do not meet these criteria, we will pay you $175.00 per share in cash for each share of your First Bancorp common stock.

     The Board of Directors of First Bancorp is soliciting your proxy to vote your shares at the meeting. We sent you this proxy statement to give you important information about the business that will take place at the meeting. We are providing this information so that you will be fully informed when you vote your shares.

     You do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy.

     An investment in First Bancorp common stock involves risks. You should carefully read the information under "Risk Factors" on page 4 before sending in your proxy or voting your shares.

     You should only rely on the information in this document or in other documents that we refer you to concerning First Bancorp or the proposed reorganization. We have not authorized anyone to provide you with information that is different.

     Neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of this Proxy Statement. Any representation to the contrary is a criminal offense.

                          __________, 1999.

                              TABLE OF CONTENTS

Summary......................................................................1

    Business of the Meeting..................................................1

      Election of directors..................................................1

      The reorganization.....................................................1

    You may be entitled to dissent from the reorganization...................2

    Voting at the Meeting....................................................2

    Voting by directors and executive officers...............................3

Market for the Common Stock..................................................3

Risk Factors.................................................................4

Business of the Meeting......................................................7

    Election of Directors....................................................7

      Information about the directors, nominees and executive officers.......7

      How we compensate our directors........................................8

      How we compensate our executive officers...............................8

      Does First  Bancorp or First Bank do business  with their  directors and officers?..............................................................9

      How much stock do the directors and executive officers hold?..........10

    Reorganization to Form a Subchapter S Corporation.......................11

      What is a Subchapter S Corporation?...................................11

      Why Form a Subchapter S Corporation?..................................11

      How will the reorganization be accomplished?..........................11

      How much will the reorganization cost?................................12

      Is the cash price fair?...............................................12

      The Board of Directors recommends a vote FOR the reorganization.......15

      Conditions to the reorganization......................................15

      You may dissent from the reorganization...............................16

      What do I have to do in the reorganization?...........................17

      What if I don't want to cash in my shares?............................17

      What if I want to sell my shares, but I own more than 750 shares?.....17

      What are the tax  consequences of the  reorganization  to me or to First
      Bancorp?..............................................................17

      Accounting treatment of the reorganization............................18

      Restrictions on resale of shares......................................19

    Other Business..........................................................19

Voting at the annual meeting................................................20

Selected Historical and Pro Forma Condensed Financial Data..................22

Information About Newco Alaska, Inc.........................................24

Information About First Bancorp, Inc........................................24

    General.................................................................24

    Industry................................................................24

    Competition.............................................................25

    Properties..............................................................25

    Employees...............................................................25

    Legal Proceedings.......................................................26

    Year 2000 Readiness.....................................................26

    Capital Adequacy........................................................27

    Lending and Credit Management...........................................30

    Loan Portfolio..........................................................30

    Investment Portfolio....................................................35

    Deposit Liabilities.....................................................36

    Supervision and Regulation..............................................37

Description of Capital Stock................................................38

Certain Legal Matters.......................................................40

Experts.....................................................................41

Appendix A...............................................................A - 1

Appendix B...............................................................B - 1

Appendix C...............................................................C - 1

Index To Consolidated Financial Statements...............................F - 1

                                   Summary

Business of the Meeting

      Election of directors

      At the shareholders' meeting, we will ask you to vote on the election of four directors.

      The Board of Directors is nominating the following individuals for three-year terms:

                  William G. Moran, Sr.
                  Joseph M. Moran
                  Ernest Anderes

      These nominees are currently serving as directors.

       In addition, the Board is nominating Kay Sims to fill a currently existing vacancy on the Board and to serve a term of two years.

         The Board recommends that you vote FOR all of the nominees.

      The reorganization

      First Bancorp is proposing to reorganize so that we can be treated as an S corporation for income tax purposes. We want to reorganize as an S corporation because we can eliminate corporate-level income tax.

      We expect to save more than $1.3 million in  corporate-level  income tax
during  the  first  year  we  are  an  S  corporation,   even  after  spending
approximately $100,000 in costs for the reorganization.

      Not every First Bancorp shareholder will continue to be a shareholder after the reorganization. To continue as a shareholder, you must

     o    Be a citizen or resident of the United States, and

     o Own at least 750 shares of First Bancorp stock or be a director of First Bancorp.

      We chose to include only shareholders with 750 shares or more to ensure that we will qualify as an S corporation following the reorganization. If you do not meet these criteria, we will pay you $175.00 per share in cash for each share of your First Bancorp common stock.

      We hired an independent investment advisor to evaluate the common stock and to independently determine the $175.00 per share cash price. For a detailed explanation of how the evaluation was done, including the qualifications of the independent investment advisor, see "Reorganization to Form a Subchapter S corporation - Is the cash price fair?"

      We have provided a detailed explanation of the terms and conditions of the reorganization below under "Reorganization to Form a Subchapter S Corporation." Please read the explanation carefully, and also read the plan of reorganization in Appendix A.

      The holders of at least a majority of the outstanding shares of First Bancorp must vote in favor of the reorganization for it to be approved. We also will need state and federal regulatory approvals.

      The Board of Directors recommends a vote FOR the reorganization.

      Directors will not receive cash for their shares in the reorganization, but will continue as shareholders. Each director, as a shareholder, has an interest in paying as little as possible to cash out those shareholders who are not entitled to remain shareholders. The directors therefore have a conflict of interest in determining the cash price. For this reason, we retained an independent financial advisor to independently determine a fair cash price. See "Reorganization to Form a Subchapter S corporation - Is the cash price fair?"

      You may be entitled to dissent from the reorganization.

      If you are not entitled to continue as a First Bancorp shareholder and you object to the proposed reorganization, state law gives you the right to dissent and receive the fair value of your First Bancorp shares in cash. The fair value of your stock would be determined through a statutory appraisal process and may be more or less than the $175.00 cash price we are paying. You may not dissent if you are entitled to continue as a First Bancorp shareholder.

      To properly exercise your dissenters' rights under Delaware law, you must

     o give written notice to the President of First Bancorp, before we vote on the reorganization, that you intend to dissent and demand a statutory appraisal of your shares, and

     o    not vote in favor of the proposal.

      Any time within 60 days following the reorganization, you may change your mind and withdraw your dissent and accept the cash payment we are offering. We have attached a copy of the relevant Delaware statute as Appendix C.

      Based on the opinion of our tax counsel, the tax consequences of the reorganization will be as follows:

     o    If you continue as a shareholder, the reorganization will be tax-free.

            The proposed transaction will qualify as a tax-free reorganization. If you continue as a First Bancorp shareholder, you will recognize no gain or loss for income tax purposes, and your cost basis and holding period in your stock will not change.

     o    If we pay you cash for your shares, the cash payment will be taxable.

            If you receive cash for your First Bancorp stock, you will recognize capital gain or loss in an amount equal to the difference between your cost basis in the stock and the cash you receive.

     o If you continue as a shareholder, you may owe tax on your share of First Bancorp's earnings even if we do not pay you a dividend.

            As a shareholder of an S corporation, you will report your pro rata share of the corporation's net income on your own personal income tax return. You may owe tax on your share of the corporation's income, even if the corporation does not pay you a dividend.

Voting at the Meeting

      If you were a shareholder of First Bancorp as of the close of business on _________, 1999, you may vote at the shareholders' meeting

      You do not have to attend the meeting. You may vote your shares by proxy if you wish. You may mark the enclosed proxy card to indicate your vote on the matters presented at the meeting, and the individuals whose names appear on the proxy card will vote your shares as you instruct.

      You may still attend the meeting even if you have submitted a proxy.

      If you submit a proxy with no instructions, the named proxy holders will vote your shares in favor of the nominees for directors and in favor of the reorganization. In addition, the named proxy holders will vote your shares in their own discretion on any other business at the meeting.

      You may revoke your proxy at any time before the vote is taken at the meeting.

Voting by directors and executive officers

      As of ___________, 1999, directors and executive officers of First Bancorp beneficially owned 63,049 shares, of which all are entitled to vote. Those shares constitute 30.3 percent of the total shares outstanding and entitled to be voted at the meeting. We expect all directors, executive officers and principal shareholders to vote in favor the Board of Directors' nominees for directors, and in favor of the reorganization, although they are not obligated to do so.

                         Market for the Common Stock

      No registered broker/dealer makes a market in First Bancorp common stock and the stock is not listed on any stock exchange. Trading is infrequent and we do not consider the few transactions that have occurred to be an established public market. Generally First Bancorp common stock is traded by individuals on a personal basis, and prices reported reflect only the transactions we know about. Because there is limited information available, the following data may not accurately reflect the actual market value of First Bancorp common stock.


As of __________________, 1999, we had approximately 210 shareholders, not including beneficial owners who hold shares in "street name."

      First Bancorp's dividend policy

      State and federal banking laws and regulations place restrictions on the payment of dividends by a bank to its shareholders. See "Information about First Bancorp -- Supervision and Regulation." Our dividend policy is to review the bank's financial performance, capital adequacy, regulatory compliance and cash resources on a quarterly basis, and, if this review is favorable, to declare and pay a cash dividend to shareholders. Although we expect to continue to pay cash dividends, future dividends are subject to these limitations and to the discretion of the Board of Directors, and could be reduced or eliminated. For the past five years, we have paid a quarterly dividend of $1.25 per share.

                                 Risk Factors

      An investment in First Bancorp common stock can involve risks. You should carefully consider the following risk factors as well as the other information contained in this proxy statement.

You may owe income tax on your share of First Bancorp's income, even if we do not pay you a dividend.

      Following the reorganization, First Bancorp will be an S corporation for tax years beginning after December 31, 1999.

      Subchapter S is a flow-through structure for federal tax purposes and is similar to a partnership. Like partners in a partnership, shareholders of an S corporation report their pro rata shares of the corporation's income on their own personal tax returns. As a result, if you continue as a shareholder after the reorganization, you may have to pay income tax on your share of First Bancorp's income, even if we do not pay any portion of that income to you as a dividend. You may therefore owe income taxes on funds you do not actually receive.

You may not be able to easily sell or transfer your shares, because the Certificate of Incorporation prohibits transfers that would disqualify the company for S corporation tax status.

      The purpose of the proposed reorganization is to create a company that qualifies for treatment as an S corporation under the Internal Revenue Service Code. In general, shareholders of S corporations can only be individuals, certain trusts, and employee stock ownership programs and the number of shareholders cannot exceed 75. After the reorganization, First Bancorp's certificate of incorporation will include a provision that restricts the sale or transfer of shares if, after such sale or transfer, First Bancorp would be disqualified for treatment as an S corporation. This provision could limit your ability to easily sell or transfer your shares. See "Description of Capital Stock."

There is no public market for First Bancorp common stock.

      There is no public market for First Bancorp common stock, and we do not expect a public market to develop. An investor in the shares of First Bancorp should expect that the market for their shares will remain illiquid and should expect to hold their shares for an indefinite period of time. Historically, relatively few shares of the First Bancorp's stock have changed hands on an annual basis, and we expect that this situation will continue for the foreseeable future. Moreover, the reorganization will concentrate ownership in fewer individuals, which will further limit the market for shares of common stock. See "Market for the Common Stock."

Management stock ownership may diminish shareholders' ability to affect the results of shareholder votes.

      The  directors  and  executive   officers  of  First  Bancorp  currently
beneficially own 63,049 shares, or 30.3% of First Bancorp's outstanding shares. We expect all of these shares will be voted in favor of the nominees for directors and in favor of the reorganization. This significant concentration of ownership by management may diminish the ability of other shareholders to affect the outcome of the votes at the shareholder meeting.

Our geographic concentration creates risks of adverse changes in the local economy.

      First Bancorp conducts its business in the communities of southeast Alaska from Ketchikan to Juneau. Our business is geographically concentrated in a region that lacks the economic diversity of larger urban areas in the United States. As a result, adverse economic developments in southeast Alaska can adversely affect the company's financial condition. The economy of southeast Alaska is in a period of transition from being dependent on renewable resources and manufacturing to being focused on seasonal tourism, service industries and government-sponsored projects. This transition may result in a decrease in per capita income and a corresponding decrease in living standards for a significant number of the people living in southeast Alaska. This decrease in income and economic activity could have a material adverse effect on our business.

Other banks, credit unions and securities brokers are competing for our customers.

      We compete with several financial institutions, including commercial banks, thrifts, credit unions, investment brokers and insurance companies, many of which offer substantially identical products and services as we do, or have distinct competitive advantages that permit them to attract our customers. Some of the financial institutions competing in our market area are significantly larger than First Bancorp. They have extensive operations in other parts of the state of Alaska as well as other parts of the U.S. These competitors can conduct wide-ranging advertising campaigns and allocate assets to much broader geographic regions than we can. By virtue of their greater capitalization, these institutions also have substantially higher lending limits. These organizations are also financially capable of offering a variety of products from trust services to international banking that First Bank is not prepared to offer. Others, such as credit unions, can offer rates that are more competitive than ours because of special tax and regulatory exemptions that lower their operating costs. Although we have been able to compete effectively in our market area, the changing nature of the banking industry may increase competition and adversely affect our profits.

The loss of key personnel could hurt our operations.

      The success of First Bancorp is dependent on our ability to attract and retain high quality management. Our president, William G. Moran, Jr., and members of his family have a long history with the bank and have developed the strong relationships with our customers that have been one key to our success. The loss of Mr. Moran or other senior executive officers could adversely impact our operations and our ability to attract and retain customers. In addition, a disruption in senior management could hamper our ability to be prepared for the year 2000 transition. We do not have employment contracts with any of our senior management. We maintain key man life insurance on Mr. Moran and Michael Youngblood, Vice President. Mr. Youngblood manages our data processing systems and is in charge of our Y2K readiness program.

Regulatory burdens can limit our growth, profitability and ability to pay dividends.

      Bank holding companies and their subsidiary banks are subject to extensive regulation. These regulations are generally intended to protect our deposit customers without regard to our shareholders. Legislation affecting the financial services industry is under consideration from time to time in Congress. Regulatory restrictions could limit our ability to compete and could adversely affect our profitability. Moreover, First Bancorp is dependent upon its wholly owned bank subsidiary, First Bank, for revenues to pay operating expenses and to pay dividends to shareholders. First Bank is subject to a variety of state and federal banking regulations that could limit its ability to pay dividends to First Bancorp if those payments might adversely affect the bank's financial condition. See "Description of First Bancorp - Supervision and Regulation." Charter provisions may discourage a take-over, preventing a potential increase in share value.

Charter provisions may discourage a take-over, preventing a potential increase in share value.

      First Bancorp's certificate of incorporation authorizes the Board of directors to issue additional shares of authorized but unissued shares of common stock, as well as options or other rights to acquire shares of stock. This authority gives the Board of Directors the ability to raise capital and provides flexibility in financing corporate transactions. The issuance of additional securities could dilute the ownership interest of existing shareholders. The existence of stock options or the issuance of additional stock could also increase the cost of acquiring control of the company, and could be deemed to be an anti-takeover provision.

      The certificate of incorporation and bylaws provide for a staggered board of directors. Approximately one-third of the director positions are filled each year. In addition, the removal of a director requires a super majority vote of either the shareholders or the current directors. These provisions make it difficult for a dissident shareholder to remove the entire board of directors at one time, and may have the effect of discouraging potential acquirers. As a result, you may not benefit from the increase in share value that a take-over might cause. See "Description of Capital Stock."

Year 2000 computer problems could interfere with collecting loan payments and could cause customers to withdraw deposits.

      Our operations are substantially dependent on the reliable performance of our computer systems and software. It is now widely recognized that the Year 2000 may pose significant problems if date-sensitive computer equipment and software fail to properly recognize dates after December 31, 1999. These problems may affect our own computer systems and software and other electronic devices, as well as those of third-party vendors and significant customers. A failure of our internal systems to perform properly could cause a disruption in our business. In addition, similar disruptions in the businesses of our vendors and significant customers could adversely affect our ability to collect payments due on outstanding loans or to conduct other normal business activities. In addition, as Y2K has been well publicized, certain bank customers may seek to withdraw significant amounts of funds held on deposit, creating pressure on the bank's liquidity. We do not expect widespread withdrawals to occur, but the need to maintain adequate liquidity could have an adverse effect on our ability to invest in interest-earning assets at that time, which could adversely affect our earnings in the short term. See "Information about First Bancorp - Year 2000 Readiness."

                           Business of the Meeting

Agenda Item 1.   Election of Directors

      At the meeting, you will be asked to vote on the election of four directors. Directors are elected by a plurality of votes, which means that nominees receiving the most votes are elected, regardless of how many votes they receive. You may not accumulate votes in the election of directors.

      The number of directors may be between 5 and 25, with the exact number to be fixed from time to time by resolution of the Board of Directors. The Board of Directors has set the number of directors at nine.

      Directors are elected in three classes to three-year terms expiring at consecutive annual meetings of the shareholders or when their successors have been elected and qualified. Five directors are serving terms that will expire in 2000 or 2001. Three directors have completed their terms. There is currently one vacant position. These four positions are open for election, three for three-year terms, and one for a term of two years.

The Board of Directors is nominating the following individuals for three-year terms:

                  William G. Moran, Sr.
                  Joseph M. Moran
                  Ernest Anderes

      These nominees are currently serving as directors.

      In addition, the Board is nominating Kay Sims to fill a currently existing vacancy on the Board and to serve a term of two years.

      If you submit a completed proxy, the individuals named as proxy holders will vote your shares as you instruct. If you do not specify your choices, then the persons named in the proxy will vote for the election of the nominees listed above.

      If any of the nominees is not available for election, your shares will be voted for a substitute nominee chosen by the Board of Directors. We believe all nominees will be available for election. We recommend a vote FOR the election of all nominees.

Information about the directors, nominees and executive officers

      The following describes certain information about each director, each nominee for director, and each executive officer of First Bancorp. Following the reorganization, each of these individuals will continue in their respective capacities.

      The business experience of each of the directors and executive officers for the past five years has been as follows:

William G. Moran, Sr., age 80, serves as the Chairman of the Board of Directors. Mr. Moran has been with First Bank for approximately 45 years.

William G. Moran, Jr., age 45, serves as a director, and as the President and Chief Executive Officer, a position he has had for over 15 years. Mr. Moran is the son of William G. Moran, Sr. and the brother of Joseph M. Moran, another director.

Joseph M. Moran, age 47, has served as a director of First Bank since 1984. Mr. Moran is an attorney and is president of his law firm, DeLisio Moran Geraghty & Zobel PC in Anchorage, where he has practiced for over 20 years. Mr. Moran is the son of William G. Moran, Sr., Chairman of the Board of Directors, and brother of William G. Moran, Jr., President of First Bancorp.

Ernest J. Anderes, age 70, has served as a director of First Bank since 1975 and of First Bancorp since its inception in 1989. Mr. Anderes has been the owner of Anderes Oil, Inc. a petroleum products distributor, for over 25 years.

Michael J. Cessnun, age 43, has been a pilot for Alaska Airlines for 18 years. He has served as a director of First Bancorp since 1994.

Michael J. Elerding, age 46, has served as a director since 1990. Mr. Elerding is the owner of Northern Sales Co. of Alaska, a wholesale food distributor, and currently serves as its president. Prior to joining that company in 1983, Mr. Elerding was employed by First Bank as a branch manager.

Lisa A. Murkowski, age 41, has served as a director since 1990. Ms. Murkowski is an attorney in Anchorage where she has practiced for the past 10 years. She was recently elected to the Alaska House of Representatives.

Alec W. Brindle, age 33, has served as a director since 1995. Mr. Brindle is an attorney in Seattle, where he has practiced for the past 5 years.

Kay D.  Sims,  age 59, is a  long-time  resident  of  Ketchikan,  and has been active in the community, both in business and in community service organizations. Ms. Sims is a managing member of Hospitality Unlimited, LLC, the owner and operator of the Best Western Landing Hotel and Annabelle's Famous Keg and Chowder House, in Ketchikan, and the Prospector Hotel in Juneau.

James C.  Sarvela,  age 43,  serves  as Vice  President  and  Chief  Financial
Officer, a position he has had for over 10 years. Mr. Sarvela has more than 20 years of banking experience, most of which is with First Bank.

Jack E. Vaughn, age 51, serves as Vice President and Senior Lending Officer. Mr. Vaughn has over 22 years of banking experience and has been employed by First Bank since 1985 in various positions, including loan officer and branch manager.

E. Michael Youngblood, age 48, serves as Vice President and oversees the Systems Development Department. Mr. Youngblood has been with First Bank for over 20 years.

      The Board of Directors held ten meetings during 1998. All directors, including those nominated for election, attended at least 75 percent of the total number of meetings held during 1998.

How we compensate our directors

      Each director of First Bancorp serves as a director of First Bank, our subsidiary bank. The bank compensates the directors for their service, and the directors do not receive additional compensation for serving as a director of the holding company. We pay each director of the Bank a fee of $500 per meeting of the Board of Directors and each non-employee director $100 for each committee meeting.

How we compensate our executive officers

      We compensate our executive officers with a combination of salary, bonus and other benefits. The table below shows the total compensation during 1998 of the President and each executive officer that received in excess of $100,000:

                               Capacities in Which                 Total
Name                         Compensation is Received           Compensation
----------------------      ---------------------------      -------------------

William G. Moran, Jr        President of First Bancorp,             $317,179
                            Chief  Executive  Officer,
                            First Bank

James C. Sarvela            Vice President, Chief                   $125,343
                            Financial Officer

Jack E. Vaughn              Vice President, Senior Lending          $114,195
                            Officer

E. Michael Youngblood       Vice President, Systems                 $132,644
                            Adnmistrator

      The total compensation shown in the table above includes bonuses paid, or to be paid, during the subsequent year but attributable to the year indicated. Compensation also includes amounts contributed by the bank to the ESOP and 401(k) plan. None of the executive officers received perquisites or other personal benefits exceeding the lesser of $50,000 or 10% of the respective person's total annual salary and bonus.

Does First Bancorp or First Bank do business with their directors and officers?

      From time to time, some of the directors and officers of the Bank, members of their immediate families, and firms and corporations with which they are associated do business with First Bank. Generally this business involves ordinary banking transactions, such as borrowings and investments in time deposits. We make these transactions in the ordinary course of business, on substantially the same terms, including interest rates paid or charged and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons. Loans to directors and executive officers do not involve more than the normal risk of collectibility or have other features that would be disadvantageous to the bank. As of December 31, 1998, the aggregate outstanding amount of all loans to officers and directors was approximately $1,619,000, which represented 7% of First Bancorp's consolidated shareholders' equity at that date. All of these loans are currently in good standing and are being paid in accordance with their terms.

How much stock do the directors and executive officers hold?

      The following table shows the number of shares that each of the directors and the named executive officers beneficially owned as of the Record Date, and the directors and executive officers as a group. The table also includes those persons that we know beneficially own more than 10% of the common stock. The number of shares shown are held directly with sole voting and investment power, unless otherwise indicated.

                                               Number of Shares
                                                 Beneficially      Percentage
Name and Position                                    Owned          of Class
---------------------------------------------  ------------------  -----------

William G. Moran Sr., Chairman of the Board         21,793  (1)      10.5%
William G. Moran, Jr., Director, President          28,783  (2)      13.8%
Ernest J. Anderes, Director                          1,553  (3)        *
Alec W. Brindle, Jr., Director                         222             *
Michael J. Cessnun, Director                          3,169 (4)       1.5%
Michael J. Elerding, Director                          523  (5)        *
Joseph M. Moran, Director                            8,644  (6)       4.2%
Lisa A. Murkowski, Director                            201  (3)        *
Kay D. Sims, Nominee for Director                    5,996  (4)       2.9%
James C. Sarvela, Chief Financial Officer              322  (7)        *
Jack E. Vaughn, Vice President                         237  (7)        *
E. Michael Youngblood, Vice President                  566  (7)        *

All directors  and  executive  officers as a        63,049            30.3%
group (11 persons)

*  Less than 1.0%.

(1)   Includes shares held jointly with his spouse.

(2) Includes shares held jointly with his spouse. Also includes shares held by entities of which Mr. Moran is a principal. Also includes shares held in the Employee Stock Ownership Plan.

(3) Does not include shares held by the Employee Stock Ownership Plan of which this person serves as a trustee.

(4)   Includes shares held in a family partnership.

(5) Includes shares held by Northern Sales Co. profit sharing plan. Mr. Elerding is the owner and president of Northern Sales Co. of Alaska.

(6) Includes shares held jointly with his spouse. Also includes shares held by entities of which Mr. Moran is a principal.

(7)   Includes shares held in the Employee Stock Ownership Plan

Agenda Item 2.  Reorganization to Form a Subchapter S Corporation

What is a Subchapter S Corporation?

      Subchapter S is a flow through structure for federal income tax purposes and is similar to a partnership. Like a partner in a partnership, a shareholder of an S corporation must report on his or her tax return his or her pro rata share of the corporation's income and deductions. An S corporation pays no federal or (in many states) state corporate income taxes. By eliminating federal tax at the corporate level, an S corporations avoids double taxation of corporate profits that are distributed as dividends to shareholders. To qualify for treatment under Subchapter S, a corporation must meet the following criteria:

      o     The corporation must have no more than one class of stock

      o     The corporation must have no more than 75 shareholders

      o Shareholders of an S corporation must be natural persons or a qualifying trust

      o     Shareholders must be residents or citizens of the U.S.

Why Form a Subchapter S Corporation?

      The banking industry is undergoing significant changes, among which is the continuing consolidation through mergers and acquisitions involving both community banks and large, regional banks. This consolidation results in larger institutions that have higher lending limits and are able to conduct advertising and marketing activities on a large scale. The evolution of the banking industry is increasing the competitive pressures on our bank. We believe that the reorganization will enable us to be more profitable and enhance shareholder value by eliminating or reducing the amount of tax on net income at the corporate level.

      Eliminating the Corporate Income Tax

      Generally, corporations that qualify under Subchapter S do not pay income taxes at the corporate level. Unlike other corporations, which are taxed under Subchapter C of the Internal Revenue Code, the earnings of an S corporation can be distributed to shareholders in the form of dividends without any prior reduction to account for income taxes. This means that more of the net earnings of the corporation is available for distribution to shareholders or for other corporate purposes.

      For the year ended December 31, 1998, First Bancorp paid or will pay approximately $1,432,000 in corporate income taxes on pre-tax earnings of $3,750,979. We paid out $1,041,773 in dividends in 1998. The amount of net income available for investment and for distributions to shareholders is significantly reduced by corporate level taxation. In addition, distributions to shareholders currently are made on an after-tax basis, meaning that all dividends have been taxed at the corporate level, and are taxed again at the individual level. This double taxation of dividends significantly reduces the value of such distributions to shareholders and can adversely affect the value of the common stock.

How will the reorganization be accomplished?

      We have organized a new corporation called Newco Alaska, Inc. solely to complete the reorganization. Newco is a shell corporation with no assets or operations. Newco's management consists of the same people who are currently directors and executive officers of First Bancorp.

      Newco and First Bancorp will merge, with Newco being the surviving corporation. Newco will elect S corporation status prior to the merger, then change its name to First Bancorp, Inc. upon completion of the merger.

Because this merger is simply a legal procedure, we refer only to First Bancorp, either before or after the reorganization, and not to Newco as a separate entity.

      Only  some  of  First   Bancorp   shareholders   will   continue  to  be
shareholders of First Bancorp following the reorganization.

      You are eligible to continue as a First Bancorp shareholder if you

      o     are a citizen or resident of the United States, and

      o Own at least 750 shares of First Bancorp stock or you are a director of First Bancorp.

      We chose to include only shareholders with 750 shares or more to ensure that we will qualify as an S corporation following the reorganization. If you do not meet these criteria, we will pay you $175.00 per share in cash for each share of your First Bancorp common stock and you will no longer be a shareholder of First Bancorp.

How much will the reorganization cost?

      We expect the reorganization to cost approximately $100,000 including fees and expenses paid for professional services, printing and mailing proxy materials and organizational expenses for Newco. We anticipate that cash payments to those shareholders who do not continue as First Bancorp shareholders will total approximately $5,250,000. We have made arrangements with an unaffiliated financial institution for a $3 million line of credit to provide funds to cover the costs of the Reorganization. First Bancorp will pay the remaining costs from a dividend from First Bank.

Is the cash price fair?

      We hired Alex Sheshunoff & Co Investment Banking, an independent investment banking firm, to conduct an appraisal of First Bancorp common stock, to determine a fair value of the common stock and to provide its opinion of the fairness of the cash price we are paying. Sheshunoff determined that the cash price of $175.00 per share was a fair value, and has given us an opinion to that effect.

      As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions, and valuations for estate, corporate and other purposes. We retained Sheshunoff based upon its experience in evaluating financial institutions.

      Scope of the analysis

      To determine the cash price, Sheshunoff analyzed

      o recent merger or acquisition transactions involving comparably sized financial institutions.

      o     First Bancorp using a discounted cash flow analysis

      o market prices of similar financial institutions in the Northwest that are not involved in merger or acquisition transactions

       Sheshunoff also considered the Alaska economy compared to those of the states of Oregon and Washington. Based on these analyses and its experience in evaluating financial institutions, Sheshunoff concluded that $175.00 per share was a fair price for First Bancorp common stock.

       A copy of Sheshunoff's opinion letter is attached as Appendix B. We urge you to read the opinion carefully. The opinion is not a recommendation to any shareholder as to how he or she should vote on the proposed reorganization.

      Sheshunoff reviewed and evaluated information about First Bancorp, including

      o     First Bancorp's consolidated financial statements

      o budget and financial projections prepared by the management of First Bancorp

      o conversations with management regarding recent and projected financial performance of First Bancorp;

      Sheshunoff reviewed First Bancorp's internally generated financial forecasts as part of its discounted cash flow analysis. Management's forecasts assumed

      o     asset growth of approximately 5% per year

      o     return on assets of approximately 1.0%

      o     net income growth of between 6% and 18% per year, and

      o     constant dividend payout of 40% of net income per year.

      The financial forecasts that we provided to Sheshunoff were developed for internal planning purposes only, and do not represent any promise or expectation of future results.

      Sheshunoff did not independently verify any of information it used in its analysis, or any of our assumptions. Sheshunoff did not independently appraise First Bancorp's assets or liabilities, and did not examine any individual loan files.

      The fairness opinion requires subjective decisions as to which methods of financial analysis to use. Therefore, the evaluation of the fairness of the cash payment is subjective and is based on Sheshunoff's experience and judgment and not merely the result of mathematical analysis. You should not view the analyses and resulting values described below as indicative of actual values or future results.

      Analysis of Comparable Transactions.

      Sheshunoff analyzed the premiums paid in selected pending or recently completed acquisitions of banking organizations in the United States and in the Northwestern United States, with comparable characteristics to the First Bancorp transaction. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

      The first set of comparable transactions consisted of 7 transactions in Idaho, Montana, Oregon and Washington that were announced within the past two years and involving institutions with total assets between $100 million and $300 million. The following table shows the results of that analysis:


                                       Seller Information                              Announced Deal Information
                       -------------------------------------------------   ----------------------------------------------
                         Total     Eqty/      YTD       YTD      NPAs/      Deal    Deal Pr/  Deal Pr/   Deal     Deal Pr/
                         Assets    Assets     ROAA      ROAE     Assets     Pr/Bk    Tg Bk     4-Qtr    Pr/Deps   Assets
                         ($000)      (%)       (%)       (%)       (%)       (%)      (%)      EPS(x)     (%)       (%)
                       ---------   -------   -------   -------   -------   -------  -------   -------   -------   -------
Maximum                  298,478    10.57      2.21     26.65      0.62      3.97     3.97     29.78     37.97     32.87

Minimum                  105,504     6.18      0.67      8.13      0.00      2.44     2.49     12.03     17.32     16.04

Average                  165,708     8.01      1.51     18.64      0.22      3.08     3.14     19.93     28.92     24.94

Median                   107,199     8.00      1.65     21.00      0.01      2.60     2.79     20.32     29.53     26.64

First Bancorp, Inc.    $ 254,795     9.10%     0.98%    11.10%     0.19%     1.57     1.61     15.72     15.88     14.30


      No sales of banks have been reported in the state of Alaska since January 1, 1997. The first set of comparable transactions included banks that sold in locations in closest proximity to First Bancorp's location.

      The second set of comparable transactions consisted of 25 mergers and acquisitions located in the United States that were announced within the past two years involving institutions with total assets between $200 million and $300 million. The following table shows the results of that analysis:


                                       Seller Information                              Announced Deal Information
                       -------------------------------------------------   ----------------------------------------------
                         Total     Eqty/      YTD       YTD      NPAs/      Deal    Deal Pr/  Deal Pr/   Deal     Deal Pr/
                         Assets    Assets     ROAA      ROAE     Assets     Pr/Bk    Tg Bk     4-Qtr    Pr/Deps   Assets
                         ($000)      (%)       (%)       (%)       (%)       (%)      (%)      EPS(x)     (%)       (%)
                       ---------   -------   -------   -------   -------   -------  -------   -------   -------   -------
Maximum                $ 298,478    13.89      2.88     35.30      1.70      5.59     5.59     57.10     68.52     60.56

Minimum                  200,916     7.11      0.46      6.88      0.00      1.85     1.85      9.35     19.72     17.47

Average                  241,117     9.43      1.41     15.58      0.55      3.14     3.28     25.83     34.68     29.71

Median                   234,257     8.58      1.23     13.51      0.43      3.00     3.03     23.50     34.93     28.68

First Bancorp, Inc.    $ 254,795     9.10%     0.98%    11.10%     0.19%     1.57     1.61     15.72     15.88     14.30


      Discounted Cash Flow Analysis.

      Using discounted cash flow analysis, Sheshunoff estimated the present value of the future stream of after-tax cash flow that First Bancorp could produce through the year 2003. After-tax cash flow is the maximum dividends available to shareholders while maintaining capital ratios. The analysis was done using two different sets of assumptions:

      o Intermediate net income growth rate ranging between 6% and 18% through the year 2002 based on managements' projections, and a long-term growth rate for the years following 2002 of 4%, and

      o Intermediate net income growth rate of 18.5% through the year 2002 with the terminal value based on a 4% growth rate.

      Sheshunoff estimated the terminal value for First Bancorp at the end 2003 by capitalizing projected earnings for 2003 assuming a long-term growth rate of 4%, because the rate reasonably could be expected to be sustained indefinitely. First Bancorp's average historical growth rate for the past three years was 18.5%. Although the recent historical growth rate is significantly higher than Sheshunoff's assumed long-term rate, the historical rate is likely not sustainable; net income for 1998 grew only 5.9% from 1997.

      The terminal value was then discounted to present value using a discount rate of 13%-15%. Sheshunoff believes that this discount rate reflects the risk of uncertainty associated with the expected cash flow stream, and represents a rate of return investors would seek from similar investments with similar risks. Sheshunoff determined the appropriate discount rate by adjusting the risk-free rate of return by the equity risk and specific company risk of holding common stock in First Bancorp.

      The discounted cash flow analysis based on management's projected 6% - 18% intermediate growth rate indicated a per share value range of $138 to $171. Based on the three-year historical average growth rate of 18.5%, the resulting per share value ranged from $174 to $218.

      Comparable Company Analysis

      The lack of recent bank acquisitions in the state of Alaska makes valuations based on comparable institutions located in other states inconclusive. The economic conditions in Alaska are much different than that of other states in northwestern United States. Sheshunoff compared selected financial data and market prices of a group of northwestern bank holding companies to publicly traded banks in Alaska with assets below $500 million. There is only one publicly traded bank in Alaska with assets under $500 million.

      This comparison showed that the Alaska bank's pricing multiples were lower than those reported by the other institutions in the group. The following table illustrates this comparison:


Bank Name                         Location            Ticker     Total         Equity    Return    Return      Price to     Market
                                                                Assets           to       on         on          LTM      Price to
                                                                ($000)         Assets    Assets     Equity     Earnings   Book Value
                                                                                (%)        (%)       (%)       Multiple       (%)
                                                                                                                 (x)

American Pacific Bank             Portland, OR        AMPBB          48,575         9.06   0.87         9.03        9.72       90.21
Cascade Bancorp                   Bend, OR            CACB          286,272         9.19   2.20        22.46       20.35      414.69
Columbia Bancorp                  The Dalles, OR      CBBO          265,802         8.64   1.89        21.02       13.64      271.90
Northern Bank of Commerce         Portland, OR        NBOC           57,938         8.55   0.89        10.16       25.39      201.11
Northrim Bank                     Anchorage, AK       NRIM          328,836         7.85   1.52        18.28       11.07      177.48
Security Bank Holding Co.         Coos Bay, OR        SBHC          280,386        10.58   0.95         9.09       13.67      120.03
United Security Bancorp           Spokane, WA         USBN          404,667        10.09   1.47        14.86       12.20      167.87
VRB Bancorp                       Rogue River, OR     VRBA          308,594        11.03   1.64        14.43       14.35      198.21
                                                      Maximum       404,667        11.03   2.20        22.46       25.39      414.69
                                                      Minimum        48,575         7.85   0.87         9.03        9.72       90.21
                                                      Average       247,634         9.37   1.43        14.92       15.05      205.19
                                                      Median        283,329         9.13   1.50        14.65       13.65      187.84
First Bancorp, Inc.               Ketchikan, Alaska               $ 254,795         9.10%  0.98%       11.10%         NA          NA


      No company or transaction is identical to First Bancorp or the reorganization. A valuation analysis necessarily involves subjective considerations and judgments about the differences between First Bancorp the companies to which it is being compared. Mathematical analysis is not in itself a meaningful method of using comparable transaction data or comparable company data.

      We have agreed to pay Sheshunoff a retainer fee of $2,500, and professional fee of $22,500 upon the delivery of a fair value determination its opinion of the fairness of the cash price. Sheshunoff's fee is not contingent upon or affected by its valuation conclusion.

      Sheshunoff has for the past several years provided a fair market value of the shares held by First Bancorp's Employee Stock Ownership Plan. Other than these activities, there has been no relationship between Sheshunoff and First Bancorp during the past two years.

      You are urged to read the fairness opinion carefully. Sheshunoff's opinion does not constitute a recommendation as to how you should vote at the meeting.

The Board of Directors recommends a vote FOR the reorganization

      The Board of Directors of the Bank has unanimously approved the reorganization, and believes the formation of an S-corporation is in the best interests of the shareholders. If for any reason the Board of Directors believes that completing the reorganization is inadvisable, then we will not be required to complete the reorganization. For example, the Board would likely abandon the reorganization if

      o the tax code was amended to diminish the tax advantage of being an S corporation, or

      o the cost of the reorganization would reduce the company's capital to a level below regulatory minimum

      We have not been approached by any other institution about merging with or acquiring First Bancorp.

Conditions to the reorganization

      We will not complete the reorganization unless certain conditions are satisfied. Those conditions, which are described below are:

      o     Shareholder approval by a majority vote

      o Regulatory approval by the Federal Reserve and the Alaska Division of Banking

      Shareholder Approval is Required

      The holders of at least a majority of the outstanding shares of First Bancorp common stock must approve the reorganization. As of March ___, 1999, we had approximately 210 shareholders, not counting beneficial owners who hold shares in "street name." As of that date, we had 208,275 shares outstanding, of which 63,049 were held by directors and executive officers. Those shares constituted 30.3% of the total shares outstanding. We expect all directors and executive officers to vote in favor of the reorganization.

      Regulatory Approvals

      o State Approval. Although the creation of Newco and the merger with First Bancorp is only a procedural method to complete the reorganization, the Director of the Alaska Division of Banking must approve Newco to operate as a bank holding company in the state of Alaska. We have applied to the Director for such approval, and we anticipate receiving approval in due course. However, we cannot be sure as to when or if such approval will be given.

      o Federal Approval. The Board of Governors of the Federal Reserve System has regulatory jurisdiction over bank holding companies and transactions involving bank holding companies. We have applied to the Federal Reserve for approval of the reorganization. We believe that the Federal Reserve will approve the transaction in due course. We cannot be sure, however, that we will receive approval. We may also encounter delays or other unfavorable action.

You may dissent from the reorganization

      You have the right to dissent from the reorganization if you are not entitled to continue as a First Bancorp shareholder. Within 120 days after the reorganization is completed, you may petition the Chancery Court in the State of Delaware for an appraisal of your shares.

      The fair value of your stock determined through the statutory appraisal process may be more or less than the $175.00 cash price we are paying. You may not dissent if you are entitled to continue as a First Bancorp shareholder, because Delaware law provides that if you are to receive shares of the acquiring company in a merger, you may not dissent from the proposal.

      To properly exercise your dissenters' rights under Delaware law, you must

      o give written notice to the President of First Bancorp, before we vote on the reorganization, that you intend to demand appraisal of your shares, and

      o     not vote in favor of the proposal.

      If the shareholders approve the reorganization, and you have properly perfected your dissenters' appraisal rights, we will send you a notice within 10 days after we have completed the reorganization. You may, within 20 days following the date our notice is mailed to you, demand in writing the appraisal of your shares.

      Any time within 60 days following the reorganization, you may withdraw your demand for an appraisal and receive the cash price for your shares. We have attached a copy of the Delaware appraisal statute as Appendix C.

What do I have to do in the reorganization?

      We will send to you a letter when the reorganization has been completed. If you are entitled to continue as a shareholder, you need take no further action.

      If you are not entitled to continue as a First Bancorp shareholder, we will send you a check for the cash payment. Your First Bancorp stock certificates will be cancelled, and you do not need to take any further action.

What if I don't want to cash in my shares?

      If you own fewer than 750 shares of First Bancorp common stock and wish to remain a shareholder, you may purchase shares from other shareholders who are willing to sell their shares so that you hold at least the minimum of 750 shares. All transactions are the responsibility of individual shareholders. We will, however, assist you in locating shareholders who have indicated an interest in selling their shares.

      We expect that private sales of stock between shareholders would occur at prices close to the cash price that we are willing to pay, but we cannot guarantee the price or availability of shares for purchase. We will maintain a list of shareholders that have notified us of their interest in purchasing or selling their shares.

What if I want to sell my shares, but I own more than 750 shares?

      You are free to sell your shares at any time before we complete the reorganization. In addition, at the discretion of the Board of Directors, we will purchase your shares at the cash price, even if you own more than 750 shares. You should notify us immediately after the shareholder meeting if you intend to request cash for your shares and you are not otherwise entitled to a cash payment.

      We will consider all requests for cash payment submitted by those shareholders not otherwise entitled to receive cash if the requests are submitted within 10 days following the shareholders' meeting. Assuming that the Board of Directors in its sole discretion determines that there are sufficient funds available, we will purchase shares from all shareholders requesting cash payment.

      We will purchase from those shareholders holding the fewest shares first. We will purchase shares from as many shareholders that wish to sell their shares as possible so long as we are able without our capital falling below regulatory minimums. If we purchase your shares, we will only purchase all, and not less than all, of your shares. We currently expect that we will purchase approximately ______ shares from shareholders holding 750 shares or more.

      If you are otherwise not entitled to receive cash, we reserve the right not to purchase your shares. We will not purchase your shares if doing so would cause First Bancorp's capital to fall below the regulatory minimum for a well-capitalized institution.

What are the tax consequences of the reorganization to me and to First Bancorp?

      We have received an opinion from our tax counsel stating that the reorganization will have the following tax consequences:

      o     Shareholders who continue as shareholders of First Bancorp

            If  you  continue  as  a  First  Bancorp  shareholder,   you  will
      recognize no gain or loss for income tax purposes, and your cost basis and holding period in your stock will not change.

            As a shareholder of an S corporation, your cost basis in your shares will fluctuate. If the corporation realizes income that is not distributed, your basis will increase by the amount not distributed. Distributions, or dividends paid out, will decrease your basis in the stock. Whether or not we pay out a dividend, you will be liable for income tax on your share of net income of the corporation.

      o     Shareholders who receive cash for their First Bancorp shares

            If you receive cash for your First Bancorp stock, you will recognize capital gain or loss in an amount equal to the difference between your cost basis in the stock and the cash you receive as of the date of the reorganization.

      We urge you to consult your own tax advisor about your own tax matters.

      o     First Bancorp

      An S corporation is generally exempt from income tax, and net income is passed through to its shareholders. A corporation that was a C corporation and subsequently converted to as S corporation may be taxed on what is known as built-in gains.

       The built-in gains tax is a tax at the corporate level on income or capital gains realized during the time when the corporation was a C
corporation.   This  tax  is   intended   to   prevent  a   corporation   from
circumventing corporate level tax on appreciated assets by converting to S status. The tax applies to

      o gains recognized on appreciated assets if those assets are disposed of within 10 years of conversion to S status, and

      o income generated as a result of required accounting method changes.

      Gains on the sale of assets. We estimate that as of January 1, 1999, we have built-in gains for assets that have a resonable likelihood of being disposed of within 10 years of between $615,000 and $2.7 million. The potential tax liability ranges from $250,000 to $1,110,000. The lower amount assumes that Other Real Estate Owned is sold, and includes income realized from required changes in accounting for the loan loss reserve. The higher amount assumes the additional sale of real property that we own, a circumstance we consider highly unlikely. An even greater built-in gains tax would exist if First Bancorp merged with or was acquired by another institution in a taxable transaction or if all bank assets were purchased by another institution during the 10-year period. The total estimated built-in gains were approximately $13 million at January 1, 1999, with a potential tax liability of approximately $5.33 million. This tax liability might be viewed unfavorably by a potential acquiror or might reduce the value received by shareholders in such a transaction.

      Loan loss reserve accounting change. As an S corporation, we must change from the reserve method of accounting for loan losses and adopt the specific charge-off method. The recapture of the loan loss reserve will generate built-in gains ratably over the next six years, which may be offset with built-in losses. As of December 31, 1998, the maximum aggregate built-in gains tax on the recapture of loan loss reserves would have been approximately $155,000, payable over six years.

      The size of the built-in gains and associated taxes are based on managements' best estimates. The actual built-in gain will be calaculated as of the date we become an S corporation. We expect to minimize recognition of built-in gains as much as possible.

Accounting treatment of the reorganization

      We intend to account for the reorganization as a repurchase of treasury stock. Under this method of accounting, the assets and liabilities of First Bancorp are carried forward on a historical basis. The total cash amount paid to shareholders will be recorded as a reduction in shareholders' equity. We expect this cash amount to be approximately $5,225,000, assuming that we purchase approximately 30,000 shares. Actual costs could be as high as $6 million and as low as $4 million.

Restrictions on resale of shares

      After the reorganization, transfers of stock will be prohibited if the transfer would result in disqualification of First Bancorp for income tax treatment as an S corporation. See "Description of Capital Stock." Transfers that would disqualify First Bancorp as an S corporation would be any transfer:

      o     to a corporation
      o     to a non-qualifying trust
      o     to a non-U.S. citizen or non-resident alien or
      o     that  would   result  in  First   Bancorp   having  more  than  75
            shareholders

      Any purported transfer that would disqualify First Bancorp as an S corporation will be void, and the transfer will not be recorded on the shareholder record.

      After the reorganization, directors, executive officers and significant shareholders of First Bancorp may not sell their shares of First Bancorp common stock, except pursuant to an effective registration statement under the Securities Act of 1933, or pursuant to the provisions of Rule 144 under the Securities Act of 1933, unless in the opinion of counsel such shares may be sold pursuant to an applicable exemption from the registration requirements of the Securities Act.

                        Other Information is Available

      We have filed a registration statement on Form S-4, Commission File No. 333 - 72049, with the Securities and Exchange Commission covering the Newco shares to be issued in the reorganization. This proxy statement serves as the prospectus portion of the registration statement. Some of the information filed as part of the registration statement has not been included in this proxy statement, as permitted by SEC rules. You can inspect and copy the registration statement at Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20459, or at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain a copy of the registration statement online from the internet website maintained by the SEC at http://www.sec.gov.


Agenda Item 3.   Other Business

      At the meeting, we will report on our business and you will have the opportunity to ask questions.

      We know of no other business for the meeting. In the event other matters are presented for a vote at the Meeting, the proxy holders will vote your shares in their discretion.

                         Voting at the annual meeting

Who may vote

      If you were a shareholder of First Bancorp as of the close of business on _________, 1999, you are entitled to vote at the meeting

 Voting by proxy.

      You do not have to attend the meeting. You may vote your shares by proxy if you wish. You may mark the enclosed proxy card to indicate your vote on the matters presented at the meeting, and the individuals whose names appear on the proxy card will vote your shares as you instruct.

      If you submit a proxy with no instructions, the named proxy holders will vote your shares voted in favor of the nominees for directors and in favor of the proposed reorganization. In addition, the named proxy holders will vote in their discretion on such other matters that may be considered at the shareholders' meeting. The Board of Directors has named Dorothy Benson and Kay Gichard as the proxy holders. Their names appear on the proxy form accompanying this proxy statement. You may name another person to act as your proxy if you wish, but it is not necessary to do so.

Revoking a proxy

      You may revoke your proxy at any time before the vote is taken at the meeting. You may revoke your proxy by submitting a proxy bearing a later date or by notifying the secretary of First Bancorp (personally in writing or by mail) of your wish to revoke your proxy. You may also revoke your proxy by oral request if you are present at the meeting.

      You may still attend the meeting even if you have submitted a proxy. You should be aware that simply attending the meeting will not, of itself, revoke a proxy.

      Please complete, date, and sign the accompanying proxy and return it promptly to us in the enclosed, postage-paid envelope, even if you plan to attend the meeting.

Number of shares that may vote

      The authorized capital stock of First Bancorp consists of one million shares of common stock. As of March ___, 1999, there were 208,275 shares of common stock issued and outstanding and entitled to vote at the meeting.
How we determine a quorum

      Shareholders holding at least a majority of the outstanding shares of common stock must either attend the meeting or submit proxies to have a quorum. If you come to the meeting or submit a proxy, but you abstain from voting on a given matter, we will still count your shares as present for determining a quorum.

How we count votes

      The named proxies will vote your shares as you instruct on your proxy. We will not count abstentions or broker non-votes for or against a matter submitted to a vote of shareholders. Each share is entitled to one vote.

      A broker non-vote occurs when a broker or other nominee holder, such as a bank, submits a proxy representing shares that another person actually owns, and that person has not given voting instructions to the broker or other nominee. On some matters, such as the election of directors, a broker or other nominee can vote those shares without instructions from the beneficial owner. On other matters, such as the proposed reorganization, a broker may only vote those shares if the beneficial owner gives the broker voting instructions. We will count broker non-votes as present for establishing a quorum.

      o     Counting votes in the election of directors

      Directors are elected by a plurality of votes, which means that the nominees that receive the most votes will be elected, regardless of how many votes each nominee gets. You may not accumulate your votes in electing directors, but rather, you may vote the total number of shares that you own for each open director position.

      o     Counting votes for the reorganization

      To approve the reorganization, shareholders holding at least a majority of the outstanding shares of common stock must vote in favor of the proposal. Therefore, we will count abstentions and broker non-votes as votes against the proposal.

What if I do not mark my proxy?

      If you submit a signed proxy without giving voting instructions, the named proxies will vote your shares in their discretion. Those individuals named on the enclosed proxy form intend to vote for the Board of Directors' nominees for director and in favor of the proposed reorganization. If you do not sign your proxy, we will not count you as present for determining a quorum, and we will not count your votes.

How many shares do directors and officers own?

      As of the Record Date, we had 210 shareholders of record. Directors and executive officers of First Bancorp beneficially owned 63,049 shares, of which all are entitled to vote. Those shares constitute 30.3 percent of the total shares outstanding and entitled to be voted at the meeting. We expect all directors, executive officers and principal shareholders to vote for the Board's nominees for directors, and in favor of the reorganization, although they are not obligated to do so.

What about shares I own in the Employee Stock Ownership Plan?

      If you hold shares of common stock through your participation in the Employee Stock Ownership Plan, you will be permitted to vote your shares by giving instructions to the plan trustees. The trustees will collect proxies or other voting instructions from plan participants and vote the plan's shares accordingly.

          Selected Historical and Pro Forma Condensed Financial Data

      The following are unaudited selected historical and pro forma financial information for the year ended December 31, 1998. The pro forma amounts assume the Reorganization is accounted for as a treasury stock buy-back. You should read these along with the financial statements and notes thereto included in this Proxy Statement.


                                                   As of and for the Year Ended December 31, 1998
                                                  --------------------------------------------------
ASSETS:                                            First Bancorp  Adjustments    (a)  Pro Forma

Cash and due from banks                           $    9,783,427   $ (3,250,000) (b)  $   6,533,427
Federal funds sold                                     9,391,000              -           9,391,000
Investment securities available for sale             100,960,973              -         100,960,973
Investment in Federal Home Loan Bank stock             2,896,900                        - 2,896,900
Loans (net)                                          121,700,705              -         121,700,705
Premises and equipment (net)                           5,796,522              -           5,796,522
Accrued interest receivable                            1,756,967              -           1,756,967
Other assets                                           2,508,378              -           2,508,378
                  Total Assets                    $ 254,794,872    $ (3,250,000) (b)  $ 251,544,872

LIABILITIES & STOCKHOLDERS' EQUITY:

Liabilities:
Deposits:
   Demand                                             68,133,335              -          68,133,335
   Savings                                            48,846,681              -          48,846,681
   Time deposits greater than $100,000                60,814,472              -          60,814,472
   Other time depsoits                                51,733,617              -          51,733,617
   Total Deposits                                    229,528,105              -         229,528,105

Federal Home Loan bank advances                                -              -                   -
Other borrowings                                               -      1,994,225  (c)      1,994,225
Accrued interest payable                                 516,779              -             516,779
Other liabilities                                      1,557,627              -           1,557,627
                  Total Liabilities                  231,602,511      1,994,225  (c)    233,596,736

Stockholders' Equity:
Common stock                                           1,070,200       (178,660) (d)        891,540
Surplus                                                6,414,704     (1,070,530) (e)      5,344,174
Undivided profits                                     16,051,970     (4,523,560) (f)     11,528,410
Treasury stock (at cost)                                (528,525)       528,525  (d)              -
Net unrealized gain on securities availble for sale      184,012              -             184,012
                      Total Stockholders' Equity      23,192,361     (5,244,225) (a)     17,948,136

                  Total Liabilities & Stockholders $ 254,794,872    $ (3,250,000)     $ 251,544,872

Total shares outstanding                                 214,040                            178,308
Shares, net of treasury stock                            208,275                            178,308
Book value per share                                    $ 111.35                           $ 100.66
Earnings per share, basic                               $  11.12                           $  13.04


(a) Assumes the purchase of 29,967 shares for a total cash expenditure of $5,224,225, which is management's best estimate. Actual costs could be as low as $4,000,000 and as high as $6,000,000.

(b)   Cash balance is net of purchase less borrowing.

(c) The purchases of shares will be financed in part by borrowings from an unrelated institution totaling approximately $1,994,225.

(d) Common stock reduced by the par value of shares purchased and retirement of 5,765 treasury shares.

(e) Surplus reduced by the proportionate amount based upon number of shares purchased.

(f) Undivided profits reduced by the premium of purchase price in excess of book value.

                        Information About Newco, Inc.

      Newco was incorporated on January 7, 1999, solely for the purpose of effecting the Reorganization. As of the date of this Proxy Statement, Newco has no assets, no operations and no stockholders and has not yet completed its corporate organization. Prior to the Annual meeting, Newco will issue 100 shares of its common stock in exchange for 100 shares of First Bancorp common stock held by William G. Moran, Jr. At that time, Newco will file an election to be treated for income tax purposes as a Subchapter S corporation. Newco will acquire additional stockholders upon consummation of the merger with First Bancorp.


                    Information About First Bancorp, Inc.

General

      First Bancorp, Inc. is a single-bank holding company located in Ketchikan, Alaska. The Company was organized in 1989 as a holding company for First Bank, a state chartered, FDIC insured commercial bank. First Bank is the fifth largest commercial bank in Alaska, currently operating eight full-service branches in the boroughs of Ketchikan-Gateway, Sitka, Wrangell, Petersburg, Craig, and Juneau.

      First Bank offers commercial banking products and services to small and medium size businesses, professionals and retail customers in the bank's market area in southeast Alaska. These products and services include commercial loans, accounts receivable and inventory financing, SBA loans for equipment purchases and leasehold improvements, consumer installment loans, acceptance of deposits, and personal savings and checking accounts. Through third-party vendors, the bank offers credit life/credit health & accident insurance to its loan customers. No commissions or other compensation is paid to any officer for the sale of this insurance. Through a subsidiary, the bank acts as a title insurance agent.

      The  bank's  deposit   accounts  are  insured  by  the  Federal  Deposit
Insurance Corporation. At December 31, 1998, First Bank had assets of $255 million and deposits of $230 million.

Industry

      The commercial banking industry continues to undergo increased competition, consolidation and change. Non-insured financial service companies such as mutual funds, brokerage firms, insurance companies, mortgage companies and leasing companies are offering alternative investment opportunities for customers' funds or lending sources for their needs. Banks have been granted extended powers to better compete, including the limited right to sell insurance and securities products, but the percentage of financial transactions handled by commercial banks has dropped steadily. Although the amount of deposits in banks is remaining steady, such deposits represent less than 20% of household financial assets compared to over 35% twenty-five years ago. This trend represents a continuing shift to stocks, bonds, mutual funds and retirement accounts.

      Nonetheless, commercial banks are reducing costs by consolidation and exploring alternative ways of providing bank products. Although new community banks continue to be organized, bank mergers substantially outstrip formations. In the last dozen years, the number of commercial banks has dropped from 14,000 to 9,500, and this trend is expected to continue.

      To more effectively and efficiently deliver its products, banks are opening in-store branches, installing more ATMs and investing in technology to permit telephone, personal computer and internet banking. While all banks are experiencing the effects of the changing environment, the manner in which banks choose to compete is increasing the gap between larger super-regional banks, committed to becoming national or regional "brand names" providing a broad selection of products at low cost and with advanced technology, and community banks which provide most of the same products but with a commitment to personal service and with local ties to the customers and communities they serve.

Competition

      First  Bancorp   competes   with  a  full  range  of  modern   financial
institutions from commercial banks and thrifts to credit unions, brokerage outfits, and insurance companies.

      The primary commercial banking competition is the National Bank of Alaska, the First National Bank of Anchorage, and Key Bank. These
organizations are all significantly larger than First Bancorp and have extensive operations in other parts of the state. Key Bank also has a strong national presence. These competitors can conduct wide-ranging advertising campaigns and allocate assets to much broader geographic regions. By virtue of their greater capitalization, these banks also have substantially higher lending limits. These organizations are also financially capable of offering a variety of products from trust services to international banking that First Bancorp is not prepared to offer.

      In addition to commercial banks, First Bancorp competes with a number of credit unions operating in its market area. In general, these credit unions tend to be smaller than the commercial banks. However, credit unions continue to prosper in southeast Alaska as a result of their favorable cost structure and traditional appeal to a broad section of the population. Nationwide, surveys indicate that credit unions attract a higher percentage of high income, well-educated professional customers than their traditional blue-collar roots would imply. Recent legislation at the national level has liberalized membership rules. As a result, credit union membership is now available to virtually anyone living in southeast Alaska. Credit unions offer many of the same consumer financial products that First Bancorp offers. These include a full range of consumer loan and deposit products.

      Alaska Federal Savings Bank is the only savings bank operating in southeast Alaska. It currently operates branches in Juneau, Sitka, Wrangell and Ketchikan. In recent years the laws and regulations affecting savings banks have been liberalized. As a result, savings banks currently offer their customers essentially the same products available at a commercial bank.

      In addition to the traditional competitive financial institutions, the development of alternative financial products and delivery systems such as internet banking, has disrupted banking's traditional control over the payments system and expanded the level of competition for financial services in southeast Alaska. At the same time, deposit disintermediation is a problem in both the consumer and commercial deposit sectors. Interest rates on demand and time deposits remain at relatively low levels while the bull market for stocks has continued to advance. This has encouraged an outflow of funds from traditional deposit products to alternative investment vehicles such as mutual funds.

Properties

      First Bancorp's principal office is located at the main office of First Bank in Ketchikan, Alaska. We conduct business through eight full-service branches located in Ketchikan (2), Craig, Petersburg, Sitka, Wrangell, and Juneau (2). The Totem Branch in Ketchikan, as well as the Petersburg, Wrangell and the Mendenhall Branch in Juneau have drive-up windows. We have nine automated teller machines, of which five are located at branches in Ketchikan (2), Petersburg and Juneau (2). We own all but four branches. We have options to extend existing leases on the leased facilities. The eight branches range in size from approximately 1,000 square feet to slightly more than 15,000 square feet.

Employees

      As of December 31, 1998, we had a total of 106 full-time equivalent employees. None of the employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Legal Proceedings

      We are, from time to time, a party to various legal actions arising in the normal course of business. We are not currently a party to any pending legal proceeding, which, if determined adversely, would have a material effect on our business or financial position.

Year 2000 Readiness

      First Bank has two primary objectives driving our Year 2000 compliance efforts:

1) Compliance - to satisfy bank examiners using guidelines established by the Federal Finance Institutions Examinations Council (FFIEC) and

2) Self-assurance - to meet our responsibility to our customers to make every effort possible to ensure our systems continue to function during the millennium date change and beyond.

      First Bank has undergone two on-site Federal Deposit Insurance Corporation audits as well as interim audits by telephone. This has involved nearly all embedded systems, computer software applications, and network systems. These examinations assist us in determining our progress toward compliance. During 1999, we will be putting more and more emphasis on the self-assurance portion of the objectives as compliance goals are met.

      A Year 2000 Task Force was designated by the Board of Directors consisting of Informations Systems Manager E. Michael Youngblood as Chairman and includes senior department managers. Individual task force members focus their attentions on various areas regarding Year 2000 issues. The Systems department conducted an in depth review of all computer and software currently in use. These systems and applications were cataloged and prioritized with "Mission Critical" systems receiving top priority for compliance testing. A full time technical position was created to identify, track, monitor, and test (or assist in testing) the various systems. The primary Mission Critical software packages in use by the bank for core processing are Year 2000 compliant, as certified by their vendors. While having this certification is beneficial, the bank is still obligated to test these packages for Year 2000 compliance, and is in the process of doing so. Moreover, these certifications would only at best serve as a basis for a legal claim for damages in the event of software failure at the turn of the year.

      We have conducted a review of peripheral equipment, security systems, telephone systems, and building heating and cooling systems for all branch locations. We have paid close attention to the task of internal and external communications, including communicating with and training bank staff as well as customer communications through general publications or response to direct inquiries. Our senior lending officer is coordinating risk assessment of our large commercial borrowers and organized an interview process for each identified borrower.

      First Bank's plan to address Year 2000 issues has been to follow the guidelines established by the Federal Financial Institutions Examination Council ("FFIEC"). FFIEC guidelines require the Bank to assess risks and analyze those systems, software and services provided by third-party vendors. The Bank's project plan addresses the five phases FFIEC has identified as critical to Year 2000 readiness. These phases are as follows:

      Awareness - This phase requires us to define the problem and set objectives, as well as establish a task force or committee to develop a strategic response to the problem. We have completed this phase.

      Assessment - In this phase we assess the overall magnitude of the project, including identifying hardware and software that may be affected, evaluating the effects of Y2K on our strategic business plan, and formulating contingency plans. We have completed this phase.

      Renovation - In this phase we perform upgrades to hardware and software that has been identified as critical. We also review our outside vendors for progress on meeting their Y2K compliance obligations. This phase is substantially completed.

      Validation - This is the testing phase for all systems that have been evaluated and upgraded as necessary to ensure Y2K compliance. This phase is substantially completed, and we have not discovered any software that is not Y2K compliant. We expect to this phase to be completed by June 30, 1999.

      Implementation - This is the final phase in which all systems, internal as well as those of outside vendors, are certified as Year 2000 compliant. We expect this phase to be completed by June 30, 1999.

      The budget created for Year 2000 activities is projected at about $150,000 over and above hardware and software that require replacement even without upgrading specifically to Year 2000 compliance. Direct expenses for compliance are accounted for but personnel time is not tracked separately for this project. First Bank is prepared to allocate additional resources should the need become apparent. Cost is not considered a limiting factor in achieving compliance. We have spent approximately $50,000 on hardware, software and other costs directly attributable to achieving Year 2000 compliance

      The potential exposure to risk is discussed and reviewed at each Task Force meeting as well as during each report to the Board of Directors. With systems testing over 80% complete, the Task Force is reassured that it is
meeting  its   deadlines   and  that   testing   methodology   appears  to  be
satisfactory. To date, no significant problems that would adversely affect processing have been found in mission critical information systems or in any non-information systems or embedded technology. The remaining testing will be done as hardware and software upgrades are received during 1999. Though these upgrades may claim compliance, testing will be conducted to meet our self-assurance objectives.

      As a contingency, First Bank has established lines of credit with the Federal Reserve Bank of San Francisco, the Federal Home Loan Bank of Seattle, and with three commercial banks. First Bank has a contractual arrangement with a disaster recovery provider as an additional back-up. This provider has equipment similar to equipment used at the bank. We regularly rotate back-up tapes with them, and we have conducted at least one test with them to ensure that this is a satisfactory contingency arrangement. A schedule of additional system back-ups is being developed for implementation in advance of the date change. Customer communications will be of utmost importance in order to ease concerns our customers may have regarding Year 2000 readiness. The Year 2000 date change will not affect FDIC deposit insurance coverage.

      Overall, no significant problems are anticipated in achieving Year 2000 compliance.

Capital Adequacy

      Under FDIC and Federal Reserve regulations, we must maintain capital, expressed as a percentage of risk-weighted assets, at certain levels. See "Information about First Bancorp --Supervision and Regulation." The table below shows our capital ratios as of December 31, 1998:

                                                Regulatory         After
                              First Bancorp       Minimum      Reorganization

Tier 1 risk-based capital ratio   16.51%            4.0%            12.75%
Total risk-based capital ratio    17.56%            8.0%            13.76%
Leverage capital ratio             8.83%            4.0%             7.06%

Average Balances and Average Rates Earned and Paid

The following table presents, for the periods indicated, information regarding average balances of assets and liabilities, the total dollar amounts of interest income from average interest-earning assets and interest expense on interest-bearing liabilities, the average interest yields earned or rates paid, net interest income, net interest spread (the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities), and the ratio of net interest income to average earning assets. The table does not reflect any effect of income taxes. All average balances are based on quarter end balances and all numbers are in thousands.


                                                  Year ended December 31, 1997            Year ended December 31, 1998
                                              -------------------------------------   --------------------------------------
                                                  Average                   Average       Average                    Average
                                                  Balance      Interest      Yield        Balance       Interest      Yield
                                              -------------------------------------   --------------------------------------
ASSETS
Interest bearing bal due from banks              $   8,425     $      69     0.82%        $   8,779     $      70     0.80%
Investment securities - taxable                    106,059         6,511     6.14%           99,583         6,146     6.17%
Investment securities - tax exempt                   1,014            67     6.61%            1,863           106     3.60%
Federal funds sold                                   7,625           478     6.27%           10,797           550     5.09%
Loans (net including fees)                         102,983        11,466    11.13%          116,919        13,088    11.19%
                                                 ---------     ---------    -----         ---------     ---------    -----
 Total Earning Assets                            $ 226,106     $  18,591     8.22%        $ 237,941     $  19,980     8.37%

Cash and non interest balances due from banks    $     311                                $     300
Fixed assets                                         5,848                                    5,938
Other real estate owned                                 65                                      236
Intangible assets                                      217                                      483
Other assets                                         3,420                                    2,888
                                                 ---------                                ---------
 Total assets                                    $ 235,966                                $ 247,785
                                                 =========                                =========

LIABILITIES & STOCKHOLDERS' EQUITY

Liabilities:
Deposits:
  Checking                                       $  63,450     $     953     1.50%        $  65,908     $     933     1.42%
  Savings                                           48,176         1,723     3.58%           46,939         1,633     3.48%
  Time deposits                                     99,934         5,422     5.43%          110,959         5,917     5.33%
Federal funds purchased                                  -             -        -                 -             -        -
Federal Home Loan Bank advances                      2,500           136     5.44%              251            37    14.74%
                                                 ---------     ---------    -----         ---------     ---------    -----
Total interest bearing liabilities               $ 214,060     $   8,234     3.85%        $ 224,057     $   8,520     3.80%

Other Liabilities                                    1,023                                    1,064
                                                 ---------                                ---------
Total liabilities                                $ 215,083                                $ 225,121

Stockholders' Equity:
Common stock                                     $   1,070                                $   1,070
Surplus                                              6,415                                    6,415
Treasury stock                                        (461)                                    (513)
Unrealized gain (loss) on securities                  (383)                                      78
Undivided profits                                   14,240                                   15,614
                                                 ---------                                ---------
Total Capital                                    $  20,882                                $  22,664

Total Liabilities & Stockholders' Equity         $ 235,965                                $ 247,785
                                                 =========                                =========


Net interest income                                             $ 10,367                                 $ 11,440
Net interest spread                                                          4.36%                                    4.59%
Net interest income to earning assets                                        4.56%                                    4.81%


Lending and Credit Management

      Although a risk of nonpayment exists with respect to all loans, certain specific types of risks are associated with different types of loans. Due to the nature of our customer base, real estate is frequently a material component of collateral for the loan portfolio. The expected source of repayment of these loans is generally the operations of the borrower's business or personal income, but real estate provides an additional measure of security. Risks associated with real estate loans include fluctuating land values, local economic conditions, changes in tax policies, and a concentration of loans within a limited geographic market area.

      We mitigate risk on construction loans by generally lending funds to customers that have been pre-qualified for long term financing and who are using contractors acceptable to us. The commercial real estate risk is further mitigated by making the majority of commercial real estate loans on owner-occupied properties.

      We manage the general risks inherent in the loan portfolio by following loan policies and underwriting practices designed to result in prudent lending activities. For example, we generally limit commercial loans to 70% of the value of the collateral, and residential mortgages, which may be first or second liens, to 80% of the value of the collateral.

Loan Portfolio

      Interest earned on the loan portfolio is a major source of income. Net loans represented 47.8 percent of total assets as of December 31, 1998. Although we strive to serve the credit needs of our service area, our primary focus is on real estate and commercial loans. We make substantially all of our loans to customers located within our service area. We have no loans defined as highly leveraged transactions by the Federal Reserve Bank. We have no significant agricultural loans.

      Commercial real estate loans primarily include owner-occupied commercial properties occupied by the proprietor of the business conducted on the premises, and income-producing properties. The primary risks of such loans include loss of income of the owner or occupier of the property and the inability of the market to sustain rent levels. Our underwriting standards attempt to mitigate these risks by requiring a minimum of three consecutive years of sufficient income generation from the owner or occupier. In addition, a 70% loan-to-value ratio limitation is expected to provide sufficient protection against unforeseen circumstances.

      Other commercial loans include renewable operating lines of credit, short-term notes, and equipment financing. These types of loans are principally at risk due to insufficient business income. Accordingly, we do not lend to start-up businesses or others lacking operating history, and require personal guarantees and secondary sources of repayment.

      Residential real estate loans include 1-4 family owner- or non-owner occupied residences, multi-family units, construction and secondary market loans pending sale. Generally, the risk associated with such loans is the loss of the borrower's income. We attempt to mitigate the risk by thorough review of the borrower's credit and employment history, and limit the loan-to-value ratio to 80% to provide protection in the event of foreclosure. Installment loans consist of personal, automobile or home equity loans. We also offer credit cards to our customers. These unsecured loans carry significantly higher interest rates than secured loans, which allows us to maintain a higher loss reserve in conjunction with maintaining strict credit guidelines when considering loan applications. The following table presents the composition of the loan portfolio, at the dates indicated:

                                          12/31/98          12/31/97
                                         ------------     ------------

Mortgage                                 $  8,653,771     $  3,592,629
Commercial                               $ 82,214,463     $ 73,870,604
Consumer                                 $ 32,906,260     $ 30,102,197
                                         ------------     ------------
Gross loans                              $123,774,494     $107,565,430
Less: Unamortized loan
   origination fees                      $   (652,437)    $   (636,525)
                                         ============     ============
Total loans                              $123,122,057     $106,928,905
                                         ============     ============


      The   following   table  sets  forth  the  maturity   distribution   and
sensitivity to changes in interest rates of the loan portfolio at December 31, 1998:

                                                 Within                One to                After
                                                one year             five years           five years              Total
                                          ----------------      ----------------      ----------------      ---------------

Mortgage                                        $ 308,425             $ 239,647           $ 8,105,699          $ 8,653,771
Commercial                                     12,741,996            36,676,253            32,796,214           82,214,463
Consumer                                        6,306,945            25,247,132             1,352,183           32,906,260
                                          ----------------      ----------------      ----------------      ---------------
Total loans                                  $ 19,357,366          $ 62,163,032          $ 42,254,096        $ 123,774,494
                                          ================      ================      ================      ===============


Loans at fixed interest rates                  12,175,411            51,905,009            10,510,198           74,590,618
Loans at variable interest rates                7,181,955            10,258,023            31,743,898           49,183,876
                                          ----------------      ----------------      ----------------      ---------------
Total loans                                  $ 19,357,366          $ 62,163,032          $ 42,254,096        $ 123,774,494
                                          ================      ================      ================      ===============


      The following table presents information with respect to non-performing assets:

                                                        December 31,
                                             --------------------------------
                                                  1998               1997
                                             ------------       ------------
Loans on non-accrual status                    $       -          $       -
Loan past due > 90 days                        $ 265,561          $  29,973
Other real estate owned                        $ 222,123          $ 259,664
Percentage of non performing
  assets to total assets                            0.19%              0.12%
Restructured loans                             $  56,005          $  56,005


      Interest income that would have been realized on non-accrual or past-due loans if they had remained current was insignificant.


Allocation of Reserve for Loan Losses

      The  allowance  for loan  losses is a  general  reserve  established  by management to absorb unidentified losses in the loan portfolio. In determining the adequacy of the allowance, management evaluates the prevailing economic conditions, results of regular examinations and evaluations of the quality of the loan portfolio by external parties, actual loan loss experience, the extent of existing risks in the loan portfolio and other factors. The allowance for impaired loans is based on discounted cash flows using the loans' initial interest rates, or, if the loan is secured, the fair value of the collateral.

      Future additions to the allowance may be necessary based on changes in economic conditions and other factors used in evaluating the loan portfolio. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require the recognition of additions to the reserve based on their judgment of information available to them at the time of their examination.

      The following is a summary of the allowance for loan losses as of December 31:


                                               1998            1997             1996
                                        --------------  --------------  ---------------

Balance at beginning of year               $ 1,293,512     $ 1,103,414      $ 1,383,814
Recoveries of loans
  previously charged off                        16,225          49,524           18,353
Provision charged to expense                   252,000         232,000          215,750
Loans charged off                             (140,385)        (91,426)        (514,503)
                                        ==============  ==============   ==============
Balance at end of year                     $ 1,421,352     $ 1,293,512      $ 1,103,414
                                        ==============  ==============   ==============


Loan Losses and Recoveries

      The provision for loan losses charged to operating expense is based on loan loss experience and such factors that, in management's judgment, deserve recognition in estimating possible loan losses. Management monitors the loan portfolio to ensure that the reserve for loan losses is adequate to cover outstanding loans on non-accrual status and any current loans deemed to be in serious doubt of repayment according to each loan's repayment plan. The following table summarizes the reserve for loan losses, and charge-off and recovery activity:

                                                  Year ended December 31,
                                            ----------------------------------
                                                 1998               1997
                                             -------------      -------------
Loans outstanding  at
  end of period                              $ 123,122,057      $ 106,928,905
                                             =============      =============
Reserve balance, beginning
  of period                                  $   1,293,512      $   1,103,414

Recoveries                                   $      16,225      $      49,524
Loans charged off                            $    (140,385)     $     (91,426)
                                             -------------      -------------
Net loans charged off                        $    (124,160)     $     (41,902)

Provision charged to expense                 $     252,000      $     232,000
                                             -------------      -------------

Reserve balance, end of period               $   1,421,352      $   1,293,512
                                             =============      =============

Analysis of Net Interest Margin

      The following table presents information regarding yields on interest-earning assets, expense on interest-bearing liabilities, and net yields (including loan placement fees) on interest-earning assets for the periods indicated. Averages shown are monthly averages.



Analysis for the years ended                                          Increase
December 31, 1998 and 1997                 1998            1997      (Decrease)      Change
                                      -----------    -----------    -----------    -----------

Average interest-earning assets         $ 237,941      $ 226,106      $ 11,835          5.23%
Average interest-bearing liabilities    $ 224,057      $ 214,060      $  9,997          4.67%
Average yields earned                        8.39%          8.22%         0.17%         2.07%
Average rates paid                           3.80%          3.85%        -0.05%        -1.30%
                                        ---------      ---------      --------      --------
Net interest spread (including
  loan placement fees)                       4.59%          4.37%         0.22%         5.03%
                                        =========      =========      ========      ========
Net interest income to average
  interest-earning assets                    4.81%          4.58%         0.23%         5.02%



Interest Sensitivity

      Interest sensitivity relates to the effect of changing interest rates on net interest income. Interest-earning assets which have interest rates tied to an index, such as prime rate, or which mature in relatively short periods of time are considered interest-rate sensitive. Interest-bearing liabilities with interest rates that can be re-priced in a discretionary manner, or which mature in short periods of time, are also considered interest-rate sensitive. The differences between the amounts of interest-sensitive assets and interest-sensitive liabilities, measured at various time periods, are referred to as sensitivity gaps. As rates change, these gaps will cause either a beneficial or adverse effect on net interest income. A negative gap represents a beneficial effect on net interest income if rates were to fall and an adverse effect if rates were to rise. Conversely, a positive gap would have a beneficial effect on net interest income in a rising rate environment and a negative effect if rates fell.

      Our policy with regard to interest rate risk is to organize the components of the balance sheet in such fashion as to maintain net interest margin and stockholders' equity within the limits of volatility established from time to time by the Board of Directors.

Estimated Maturity or Repricing
Of Selected Balance Sheet Items
At December 31, 1998

                                                              Within            One to            Over
                                                             one year         five years       five years          Total
                                                         ----------------------------------------------------------------------
Interest earning assets:


Federal funds sold                                           $   9,391,000    $           -    $           -     $   9,391,000
Securities available for sale (at amortized cost) (1)           26,628,844       37,016,471       36,999,688       100,645,003
Other investments                                                2,905,157                -                -         2,905,157
Loans (2)                                                       61,359,287       51,905,009       10,510,198       123,774,494
                                                             -------------    -------------    -------------     -------------
   Total interest earning assets                               100,284,288       88,921,480       47,509,886       236,715,654
Reserve for unamortized loan fees                                 (652,437)                                           (652,437)
Reserve for loan losses                                         (1,421,352)               -                -        (1,421,352)
Unrealized gain on available for sale securities                   307,714                -                -           307,714
Cash and due from banks                                          9,783,427                -                -         9,783,427
Other assets                                                    10,061,866                -                -        10,061,866
                                                             -------------    -------------    -------------     -------------
Total assets                                                 $ 118,363,506    $  88,921,480    $  47,509,886     $ 254,794,872
                                                             =============    =============    =============     =============

Interest bearing liabilities:

Interest bearing demand accounts                             $  39,337,775    $           -    $           -     $  39,337,775
Savings deposits                                                48,846,681                -                -        48,846,681
Time deposits                                                   99,456,303       13,091,786                -       112,548,089
                                                             -------------    -------------    -------------     -------------
    Total interest bearing liabilities                         187,640,759       13,091,786                -       200,732,545
Non-interest bearing demand accounts                            28,795,560                -                -        28,795,560
Other liabilities                                                2,074,406                -                -         2,074,406
Stockholders' equity                                            23,192,361                -                -        23,192,361
                                                             -------------    -------------    -------------     -------------
Total liabilities and stockholders' equity                   $ 241,703,086    $  13,091,786    $           -     $ 254,794,872
                                                             =============    =============    =============     =============

Interest sensitivity gap                                     $ (87,356,471)   $  75,829,694    $  47,509,886

Cumulative interest sensitivity gap                          $ (87,356,471)   $ (11,526,777)   $  35,983,109

Cumulative interest sensitivity gap as                             -34.29%          - 4.52%           14.12%
  a percentage of total assets

Notes:

(1) Within the one year category, includes $1,845,223 in variable rate securites that mature in 1 - 5 years and $8,783,913 in variable rate securities that mature over 5 years due to repricing

(2) Within the one year category, includes $10,258,023 in variable rate loans that mature in 1 - 5 years and $31,743,898 in variable rate loans that mature over 5 years due to repricing

Investment Portfolio

      The following table shows the amortized costs, estimated market values, unrealized gains and unrealized losses of the portfolio of investments as of December 31, 1997, and 1998:

                                                                Gross          Gross
                                              Amortized       unrealized     unrealized       Market
                                                 cost           gains          losses         value
                                           --------------------------------------------------------------

1998:
  U.S. Government and federal agencies        $ 54,763,462    $    438,739  $    (24,211)   $ 55,177,990
  States and political subdivisions              1,707,699          85,846                     1,793,545
  Corporate securities                           8,963,078          80,739          (338)      9,043,479
  Mortgage-backed securities                    33,796,314         110,906      (496,797)     33,410,423
  Other debt securities                          1,414,450           1,973                     1,416,423
  Federal National Mortgage Assn. Stock              8,257         110,856                       119,113
                                              ------------    ------------  ------------    ------------
  Total securities                            $100,653,260    $    829,059  $   (521,346)   $100,960,973
                                              ============    ============  ============    ============

1997:
  U.S. Government and federal agencies        $ 77,447,591    $    379,646  $     (6,562)   $ 77,820,675
  States and political subdivisions              1,846,350          23,220                     1,869,570
  Corporate securities                           5,607,261          53,236        (2,819)      5,657,678
  Mortgage-backed securities                    27,053,534         128,857      (951,460)     26,230,931
  Other debt securities                            500,000                                       500,000
  Federal National Mortgage Assn. Stock              6,727          76,519                        83,246
                                              ------------    ------------  ------------    ------------
  Total securities                            $112,461,463    $    661,478  $   (960,841)   $112,162,100
                                              ============    ============  ============    ============

Investment Portfolio Maturity Schedule

      The following is a summary of the contractual maturities of investment securities classified as available for sale at December 31, 1998:

                                          Within        One to        Five to       Due after     Amortized       Market
  Securities available for sale          one year     five years     ten years      ten years        cost          value
                                      --------------------------------------------------------------------------------------

  U.S. Government and federal agencies $ 11,994,028  $ 31,817,815   $  2,611,247  $  8,340,372  $  54,763,462  $ 55,177,990
  States and political subdivisions         293,871       191,779      1,222,049             -      1,707,699     1,793,545
  Corporate securities                    3,057,268     4,028,225              -     1,877,585      8,963,078     9,043,479
  Mortgage-backed securities                154,541     2,823,875      5,544,331    25,273,567     33,796,314    33,410,423
  Other debt securities                     500,000             -              -       914,450      1,414,450     1,416,423
                                       ------------  -------------  ------------  ------------   ------------  ------------
  Total securities                     $ 15,999,708  $ 38,861,694   $  9,377,627  $ 36,405,974   $100,645,003  $100,841,860
                                       ============  =============  ============  ============   ============  ============

      As of December 31, 1998, First Bank had no securities classified as "held to maturity".

Deposit Liabilities

       The following table sets forth the average deposit liabilities for the years ended:

                                              12/31/98           12/31/97
                                            ------------       ------------

Demand                                      $ 68,133,335       $ 64,669,469
Savings                                       48,846,681         50,727,050
Time deposits greater than $100,000           60,814,472         53,554,698
Time deposits less than $100,000              51,733,617         50,720,931
                                            ------------       ------------
Total deposits                              $229,528,105       $219,672,148
                                            ============       ============


      As of December 31, 1998, time deposit maturities were as follows:

                                        Time Deposits of      All Other
                                        $100,000 or more    Time Deposits
                                       -----------------  ------------------

Remaining Time to Maturity:

3 months or less                            $ 27,611,027       $ 31,460,441
3 months to 12 months                         28,056,872         12,327,963
1 year to 3 years                              2,366,641          4,519,148
Greater than 3 years                           2,779,932          3,426,065
                                       =================  ==================
Total time deposits                         $ 60,814,472       $ 51,733,617
                                       =================  ==================

Supervision and Regulation

      General

      First Bancorp and First Bank are extensively regulated under federal and state law. These laws and regulations are intended to protect depositors, not stockholders. You should refer to the specific statutes and regulations for more information on the state and federal regulatory scheme. Our operations may be affected by legislative changes and by the policies of various regulatory authorities. Any change in applicable laws or regulations may have a material effect on our business and prospects. We cannot predict accurately as to the nature or the extent of the effects on its business and earnings that fiscal or monetary policies, economic control or new federal or state legislation may have in the future.

      First Bancorp

      First Bancorp is a bank holding company within the meaning of the Bank Holding Company Act of 1956, and as such, it is subject to regulation, supervision and examination by the Federal Reserve. We are required to file annual reports with the Federal Reserve and to provide the Federal Reserve such additional information as the Federal Reserve may require.

      The Bank Holding Company Act requires prior approval by the Federal Reserve for the acquisition by a bank holding company of direct or indirect ownership or control of more than five percent of the voting shares, or substantially all of the assets, of any bank or any bank holding company.

      With certain exceptions, a bank holding company is prohibited from acquiring direct or indirect ownership or control of any company which is not a bank or bank holding company and from engaging directly or indirectly in any activity other than banking or of managing or controlling banks. The exceptions to this prohibition permit a bank holding company or its non-bank subsidiaries to engage in certain permitted activities, the more important of which are: operating a commercial finance company, engaging in mortgage banking operations, offering credit-related insurance, providing data processing services, and leasing real and personal property in connection with credit transactions.

      First Bancorp is an "affiliate" of First Bank and is subject to the provisions of Section 23A of the Federal Reserve Act which set certain limits with respect to the amount of (1) loans or extensions of credit to, or investments in, the holding company by the bank, and (2) advances to third parties collateralized by the securities or obligations of the holding company.

      First Bank

      First Bank, as a state-chartered bank with deposits insured by the FDIC that is not a member of the Federal Reserve System, is subject to the supervision and regulation of the Alaska Division of Banking and of the FDIC. These agencies may prohibit the bank from engaging in what they believe constitute unsafe or unsound banking practices.

      The bank is required to submit periodic reports and is subject to supervision, examination and regulation by the FDIC. The Federal Deposit Insurance Act requires prior approval from the FDIC of any merger by or with a state-insured bank. The consumer lending activities of the bank are regulated by several particularly detailed laws and regulations which impose disclosure requirements, prohibit discrimination based on race, sex, age, marital status and other specified classifications and impose other restrictions on credit practices in general.

      The bank is affected by the credit policies of monetary authorities, including the Federal Reserve System, which regulates the national supply of bank credit. Such regulation influences overall growth of bank loans, investments and deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

      Dividends

      The principal source of First Bancorp's cash revenues is dividends paid by First Bank. Under Alaska banking law, banks are subject to restrictions on the payment of cash dividends to their stockholders. A bank may not pay cash dividends if that payment would reduce the amount of its capital below that necessary to meet minimum regulatory capital requirements. First Bank has been paying regular dividends to stockholders, although no assurances can be given that dividends will continue to be paid

      In addition, the appropriate regulatory authorities are authorized to prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. Neither First Bancorp nor First Bank is currently subject to any regulatory restrictions on their dividends other than those noted above.

      Capital Adequacy

      The federal bank regulatory agencies use capital adequacy guidelines in their examination and regulation of bank holding companies and banks. If the capital falls below the minimum levels established by these guidelines, the bank holding company or bank may be denied approval to acquire or establish additional banks or non-bank businesses or to open facilities.

      Effects of Government Monetary Policy

      The earnings and growth of our company, including existing and future activities, is affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve can and does implement national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. We cannot predict accurately the nature and impact of future changes in monetary policies on our company.

      Changing Regulatory Structure of the Banking Industry

      The laws and regulations affecting banks and bank holding companies are currently undergoing significant changes. Bills are now pending or expected to be introduced in the United States Congress that contain proposals for altering the structure, regulation, and competitive relationships of the nation's financial institutions. If enacted into law, these bills could have the effect of increasing or decreasing the cost of doing business, limiting or expanding permissible activities (including activities in the insurance and securities fields), or affecting the competitive balance among banks, savings associations, and other financial institutions. Some of these bills would reduce the extent of federal deposit insurance, broaden the powers or the geographical range of operations of bank holding companies, modify interstate branching restrictions applicable to national banks, regulate bank involvement in derivative securities activities, and realign the structure and jurisdiction of various financial institution regulatory agencies.


                         Description of Capital Stock

      Generally, the rights of stockholders of First Bancorp will not be affected by the reorganization. As discussed below, certain restrictions will apply to the transfer of First Bancorp common stock after the reorganization that do not currently apply to First Bancorp common stock.

      The Certificate of Incorporation authorizes one class of capital stock consisting of one million shares of common stock, $5.00 par value per share. Stockholders do not have preemptive rights to acquire additional shares of stock. Each outstanding share of common stock has the same relative rights and preferences as each other share of common stock, including the rights to the net assets of the company upon liquidation.

      The Board of Directors is authorized to issue or sell additional capital stock, at its discretion and for fair value, and to issue future cash or stock dividends, without prior shareholder approval. As of the date of this proxy statement, there were 208,275 shares of First Bancorp common stock outstanding.

      Shares of the common stock have unlimited voting rights. Each share of common stock is entitled to one vote on matters considered by the stockholders. Stockholders may not accumulate votes in the election of directors.

      Certain provisions of the Certificate of Incorporation can only be amended or repealed if the shareholders, by the affirmative vote of at least two-thirds of the outstanding shares, approve such action. These provisions relate to matters concerning the Board of Directors, including removal of directors, limitation of liability of directors, and indemnification of directors, officers, employees and agents. The restriction on transfer described below is also subject to a super-majority, two-thirds vote to amend or repeal.

      Dividends are paid in the discretion of the Board of Directors. See "Market for the Common Stock."

      Limitation of Liability and Indemnification

      The General Corporation Law of the State of Delaware permits a corporation's Certificate of Incorporation to limit the liability of directors and indemnification of directors and officers under certain circumstances. The Certificate of Incorporation provides that directors are not personally liable to the corporation or its stockholders for monetary damages for conduct as a director, except for (i) any breach of a director's duty of loyalty to the corporation, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,
(iii) any distribution to shareholders which is unlawful, or (iv) any transaction from which the director received an improper personal benefit.

      The Certificate of Incorporation also provides for indemnification of any person who is or was a party, or is threatened to be made a party, to any civil, administrative or criminal proceeding because the person is or was a director or officer of the company or any of its subsidiaries, or is or was serving at the request of the company as a director, officer, partner, agent or employee of another corporation. The company will indemnify such person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by that person.

      Indemnification is available if:

      o the person acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the company, or

      o the act or omission giving rise to such action or proceeding is ratified, adopted or confirmed by the company, or the company received the benefit of such actions.

      Indemnification is available under this provision of the Certificate of Incorporation in the case of derivative actions, unless the person is adjudged to be liable for gross negligence or deliberate misconduct in the performance of the person's duty to the company.

      To the extent a director, officer, employee or agent (including an attorney) is successful on the merits or otherwise in defense of any action to which this provision is applicable, the person is entitled to indemnification for expenses actually and reasonably incurred by the person in connection with that defense.

      Even if indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or other controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

      Anti-Takeover Provisions

      The Certificate of Incorporation contains provisions that could make more difficult the acquisition of the company by means of a tender offer, proxy contest, merger or otherwise.

      These provisions

      o permit the Board of Directors to issue additional stock or options without shareholder approval, which could dilute the voting power of a potential acquiror

      o     establish staggered terms for director positions filled each year

      o     permit removal of a director only for cause

      "Cause" is defined as:

      o     a breach of the director's duty of loyalty to the corporation,

      o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

      o     an  unlawful   distribution   under   provisions  of  the  General
            Corporation Law of the State of Delaware, or other applicable law, or

      o a transaction from which the director received an improper personal benefit.

      These provisions may make it costly or difficult for someone to acquire control, and more difficult for a dissident shareholder to remove the entire board of directors at one time.

      Restrictions on Transfer

      Following the reorganization, the transfer of shares will be restricted if the transfer would cause the corporation to be disqualified for income tax treatment as a small business corporation under Subchapter S of the Internal Revenue Code.

                            Certain Legal Matters

      The validity of Newco Common Stock to be issued in the Reorganization will be passed upon for Newco by Foster Pepper & Shefelman LLP, Portland, Oregon.

                                   Experts

      The consolidated financial statements of First Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, included in this proxy statement and in the registration statement have been included in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of that firm as experts in accounting and auditing.

                                  Appendix A


                     Agreement and Plan of Reorganization

      This Agreement and Plan of Reorganization (the "Agreement") is entered into as of this March 15, 1999, by and among First Bancorp, Inc. (the "Company"), a Delaware corporation with its principal office at 331 Dock Street, Ketchikan, Alaska, and Newco Alaska, Inc. ("Newco"), a Delaware corporation with its principal office at 331 Dock Street, Ketchikan, Alaska.

                                   Recitals

      A. The Company is a registered bank holding company, and is the sole stockholder of First Bank (the "Bank"), an Alaska state bank.

      B. The Board of Directors of the Company has determined that it would be in the best interests of the Company, its stockholders, its customers and those of the Bank to effect a merger with and into Newco, with Newco to be the surviving corporation.

      C. The respective Boards of Directors of the Company and Newco have agreed to cause the Merger pursuant to the provisions of section 251 of Title 8 of the General Corporation Law of the State of Delaware.

      D. The parties intend that the resulting corporation be eligible for treatment for income tax purposes pursuant to the provisions of Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code").

                                  Agreement

      In consideration of the mutual covenants herein contained, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement, the following terms shall have the definitions given:

      1.1   "Director"  means  the  Director  of  the  Alaska   Department  of
Commerce and Economic Development or his designee.

      1.2 "Effective Date" is the date upon which the Merger becomes effective by filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

      1.3   "Effective   Time"  is  the  time  at  which  the  Merger  becomes
effective as indicated by the filing stamp of the Secretary of State on the Certificate of Merger.

      1.4 "Eligible Stockholder" means a Company stockholder of record as of the Effective Date who is eligible to be a stockholder of a corporation taxed pursuant to Subchapter S of the Code, and who either:

      o holds, as of the Effective Date, at least 750 shares of Company common stock, or

      o     is a director of the Company.

      1.5 "Federal Reserve" means the Board of Governors of the Federal Reserve System, or the Federal Reserve Bank of San Francisco acting upon authority delegated by the Board of Governors.

      1.6 "Merger" means the merger of the Company into Newco on the Effective Date in accordance with this Agreement and the Certificate of Merger.

      1.7   "Surviving   Corporation"   means  Newco   Alaska,   Inc.  as  the
corporation surviving the Merger under the name "First Bancorp, Inc."

2. Merger; Transactions Pursuant to the Agreement; Effect of the Merger. Upon performance of all of the covenants of the parties hereto and fulfillment or waiver of all of the conditions contained herein

      2.1 On the Effective Date, the Company shall be merged with and into Newco on the terms and conditions set forth in this Agreement. A Certificate of Merger, executed by the Surviving Corporation in accordance with Title 8, section 252(c) of the General Corporation Law of the State of Delaware, shall be filed with the Secretary of State of the State of Delaware to effect the Merger.

      2.2 On the Effective Date, each share of stock of the Company shall be cancelled and immediately converted into the right to receive, subject to the terms, conditions and limitations set forth herein, the consideration as provided in sections 2.4 and 2.5 hereof (the "Merger Consideration").

      2.3 On and after the Effective Date, each share of Newco common stock outstanding immediately prior to the Effective Date shall be automatically converted into one share of common stock of the Surviving Corporation.

      2.4 Subject to the terms, conditions and limitations set forth herein, on the Effective Date, each Eligible Stockholder shall be entitled to receive one newly issued share of common stock of the Surviving Corporation in exchange for each share of Company common stock held of record as of the Effective Date.

      2.5 Only Company stockholders who are Eligible Stockholders will be entitled to receive shares of common stock of the Surviving Corporation. The Surviving Corporation will pay to each Company stockholder of record as of the Effective Date who is not an Eligible Stockholder, cash at the rate of $175.00 per share of Company common stock. At the sole discretion of the board of directors of the Surviving Corporation, Company stockholders who are otherwise Eligible Shareholders may tender all, but not less than all, of their shares of Company stock to the Surviving Corporation in exchange for cash at the rate of $175.00 per share, it being understood that, sufficient funds permitting, such shares will be purchased from those stockholders holding the fewest shares first.

      2.6 Notwithstanding anything to the contrary herein, each Company stockholder who has timely and properly perfected his or her right to dissent from the Merger pursuant to the applicable laws of the State of Delaware ("Appraisal Laws"), and has not effectively withdrawn or forfeited his or her right to dissent under the Appraisal Laws, shall not be entitled to receive the Merger Consideration, but rather such dissenting stockholder shall be entitled only to such rights as are granted by the Appraisal Laws.

      2.7 At the Effective Time, the corporate existence of the Company shall, as provided by Delaware law, be merged into and continued in the Surviving Corporation (formerly named Newco Alaska, Inc.) and the separate existence of the Company shall terminate.

      2.8 At the Effective Time, all right, title and interest of the Company in and to all of the business, properties (tangible and intangible), goodwill, rights, choses in action and other assets of the Company shall be vested in the Surviving Corporation by virtue of such Merger without any deed or other instrument of transfer, whether or not reflected on the balance sheets, books of accounts, or records of the Company or Newco, and the Surviving Corporation, without any order or action on the part of any court or otherwise, shall hold and enjoy all such assets in the same manner and to the same extent as such assets were held or enjoyed by the Company prior to the Effective Time.

      2.9 At the Effective Time, the Surviving Corporation shall be liable for all debts, obligations, contracts and other liabilities, of the Company, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts, or records of the Company or Newco, and shall not be released or impaired by the Merger; and all rights of creditors and other obligees and all liens on property shall be preserved unimpaired.

      2.10 The Certificate of Incorporation, as amended, of Newco in effect at and as of the Effective Time will be amended to change the name of the corporation to "First Bancorp, Inc.," and, as so amended, will be the Certificate of Incorporation of the Surviving Corporation in the Merger.

      2.11 The Bylaws of Newco in effect at and as of the Effective Time will be the Bylaws of the Surviving Corporation in the Merger.

      2.12 As of the Effective Time, the directors and officers of the Company in office at and as of the Effective Time shall become directors and officers of the Surviving Corporation with the respective positions and offices which they previously held in the Company, until such time as their successors are duly elected.

      2.13 After the close of business on the Closing Date, transfers of shares of Company common stock outstanding prior to the Effective Time shall not be made on the stock transfer books of the Surviving Corporation.

3.    Representations and Warranties.

      3.1   Representations  and  Warranties  of  the  Company.   The  Company
represents and warrants to Newco as follows:

            3.1.1 The Company is duly  organized  and validly  existing and in
      good  standing  as  a  business   corporation  under  the  laws  of  its
      jurisdiction of incorporation, and the Bank is duly organized and validly existing and in good standing as a banking corporation under the laws of its jurisdiction of incorporation and each has all requisite corporate power and authority to own and operate its properties and assets, to lease properties used in its business, and to carry on its business as now conducted.

            3.1.2 The Company has all requisite corporate power and authority to enter into and perform its obligations under this
      Agreement and the transactions contemplated hereby and to conduct its business in the manner now being conducted. Its activities do not require it to be qualified to do business in any foreign jurisdiction where the failure to so qualify would have a material adverse effect on its business, operations or financial condition.

            3.1.3 The authorized capital stock of the Company consists of 1,000,000 shares of common stock, of which 208,275 shares are issued and outstanding as of the date hereof. Other than as described therein, no other stock options, warrants or rights to purchase or receive Company securities are outstanding.

            3.1.4 None of the execution or delivery of this Agreement or the consummation of the transactions contemplated hereby will conflict with or result in the breach of any of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws of the Company, or of any existing statute, regulation, order, writ, injunction or decree of any court or governmental agency, or of any contract, agreement or instrument to which it is a party or by which it is bound.

            3.1.5 There are no actions, suits, proceedings, claims or governmental investigations pending or, to the knowledge of the Company, threatened against or affecting the Company before any court, administrative officer or agency, other governmental body or arbitration which might hinder or delay the consummation of the transactions contemplated by this Agreement.

            3.1.6 No representation or warranty by the Company in this Agreement or in any statement, certificate or schedule furnished or to be furnished pursuant to this Agreement, including any information about the Company given with respect to preparation of the proxy statement for the meeting of the Company's stockholders, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements therein or herein not false or misleading.

      3.2 Representations and Warranties of Newco. Newco represents and warrants to the Company as follows:

            3.2.1 Newco is, or prior to the effective date of the Merger will be, a corporation duly organized and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority to enter into and perform this Agreement including all transactions contemplated hereby. There are currently no shares of capital stock issued and outstanding.

            3.2.2 Newco has, or will have, prior to the Effective Date, issued not less than one share and not more than 200 shares of capital stock solely for the purpose of completing its corporate organization, and shall have, prior to the Effective Date, filed with the Internal Revenue Service an election under section 1362(a) of the Code to be treated for income taxes as a small business corporation under Subchapter S of the Code, it being understood that the parties intend such election to be effective for tax years after December 31, 1999.

            3.2.3  There  are  no  outstanding  options,   warrants,   rights,
      contracts or commitments relating to the issuance of any shares of Newco stock other than commitments set forth or referred to herein.

            3.2.4 Newco has had no material operations prior to this date. Other than the commitments as undertaken with respect to this Agreement and the transactions contemplated thereby, Newco has entered into no material outstanding contracts, agreements, leases and has incurred no obligations, contingent or otherwise, except with respect to costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby.

            3.2.5 Consummation of the transactions contemplated by this Agreement will not conflict with or result in a breach of any of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws of Newco, or of any existing statute, regulation, order, writ, injunction, ruling or decree or any court or governmental agency, or of any contract or agreement or instrument to which it is a party or which it is bound.

            3.2.6 On the Effective Date, or within a reasonable time thereafter, the shares of stock of the Surviving Corporation to be delivered to the stockholders of the Company pursuant to this Agreement will be, upon consummation of the transactions, validly issued, fully paid and non-assessable.

            3.2.7 There are no actions, suits, proceedings, claims or governmental investigations pending or, to the knowledge of Newco, threatened against or affecting Newco before any court, administrative officer or agency, other governmental body or arbitration which might hinder or delay the consummation of the transactions contemplated by this Agreement.

            3.2.8 No representation or warranty by Newco in this Agreement or in any statement, certificate or schedule furnished or to be furnished pursuant to this Agreement, including any information about Newco given with respect to preparation of the proxy statement for the meeting of the Company's stockholders, or in connection with the transactions contemplated by this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements therein or herein not false or misleading.

4.    Covenants.

      4.1 Covenants of the Company. In addition to any and all other covenants and undertakings of Newco as may be set forth in this Agreement, the Company covenants and agrees as follows:

            4.1.1 The Company shall call a meeting of its stockholders for purposes of voting on the Merger and shall cooperate fully with Newco in obtaining all necessary federal and state regulatory approvals to effect the Merger.

            4.1.2 The Company shall use its best efforts to effectuate the transactions contemplated hereby and to fulfill the conditions under this Agreement.

      4.2 Covenants of Newco. In addition to any and all other covenants and undertakings of Newco as may be set forth in this Agreement, Newco covenants and agrees as follows:

            4.2.1 Prior to the Effective Date, Newco will be authorized to issue such number of shares of common stock as may be needed to perform this Agreement and shall have obtained all necessary consents and permits to issue its stock to the stockholders of the Company as provided herein.

            4.2.2 Newco shall call a meeting of its stockholders for purposes of voting on the Merger, or otherwise obtain the approval by unanimous written consent of its stockholders to effect the Merger, and shall cooperate fully with the Company in obtaining all necessary federal and state regulatory approvals to effect the Merger.

            4.2.3 Newco shall promptly file a registration statement with the Securities and Exchange Commission to register the shares of its common stock to be issued in the Merger.

            4.2.4 Newco shall use its best efforts to obtain a permit under Title 3 Chapter 2 of the Alaska Administrative Code to conduct business in the state of Alaska as a bank holding company.

            4.2.5. Newco shall use its best efforts to obtain approval from the Federal Reserve for the transactions set forth herein under the Bank Holding Company Act of 1956, as amended.

            4.2.6 On or after the Effective Date, as and when required by the provisions of this Agreement, Newco shall issue shares of its stock to Eligible Stockholders of the Company, and shall otherwise pay such merger consideration to Company stockholders in accordance with the provisions of this Agreement.

            4.2.7  Newco  shall  use  its  best  efforts  to  effectuate   the
      transactions contemplated hereby and to fulfill the conditions under this Agreement.

5.    Conditions of Closing

      5.1 Conditions to Obligations of the Company. The obligations of the Company under this Agreement to consummate the Merger, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by the Company in writing and not required by law):

            5.1.1 Approval of the Merger in accordance with law by holders of a majority of the shares entitled to vote on the Merger of each of Newco and the Company.

            5.1.2 The absence of any suit, action or proceeding (made or threatened) against Newco or the Company, or any of their directors or officers, seeking to challenge, restrain, enjoin, or otherwise affect this Agreement or the transactions contemplated hereby; seeking to restrict the rights of the parties or the operation of the business of the Company or Newco after consummation of the Merger; or seeking to subject the parties to this Agreement or any of their officers or directors to any liability, fine, forfeiture or penalty on the ground that the parties hereto or their directors or officers have violated or will violate their fiduciary duties to their respective stockholders or will violate any applicable law or regulation in connection with the transactions contemplated by this Agreement.

            5.1.3 Receipt by Newco of approval from the Federal Reserve to become a bank holding company pursuant to Section 3(a)(1) of the Bank Holding company Act of 1956, as amended, and to take the actions herein provided.

            5.1.4 Receipt by Newco of a permit to do business as a bank holding company in the State of Alaska.

            5.1.5 Procurement of all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary or appropriate for consummation of the transaction.

            5.1.6 Except as contemplated hereby, the representations and warranties of Newco being true at and as of the Effective Date as though such representations and warranties were made at and as of, such time period.

            5.1.7 Newco having complied with all agreements, covenants and conditions on its part required by this Agreement to be performed or complied with prior to or at the Effective Date.

            5.1.8 Between the date hereof and the Effective Date, the absence of any material adverse change in the business, assets, earnings, operation or condition (financial or otherwise) of Newco, except changes contemplated by this Agreement and such changes as may have been previously approved in writing by the Company.

            5.1.9 Receipt by the Company of a certificate of the President of Newco dated as of the Effective Date, certifying the fulfillment of the conditions specified in Section 5.2 and such other matters with respect to the fulfillment by Newco of any of the conditions of this Agreement as the Company may reasonably request on reasonable prior notice.

      5.2 Conditions to Obligations of Newco. The obligations of Newco under this Agreement to consummate the Merger, shall be subject to the satisfaction, on or before the Effective Date, of the following conditions (unless waived by Newco in writing and not required by law):

            5.2.1 Approval of the Merger in accordance with law by holders of a majority of the shares entitled to vote on the Merger of each of Newco and the Company.

            5.2.2 The absence of any suit, action or proceeding (made or threatened) against Newco or the Company, or any of their directors or officers, seeking to challenge, restrain, enjoin, or otherwise affect this Agreement or the transactions contemplated hereby; seeking to restrict the rights of the parties or the operation of the business of the Company or Newco after consummation of the Merger; or seeking to subject the parties to this Agreement or any of their officers or directors to any liability, fine, forfeiture or penalty on the ground that the parties hereto or their directors or officers have violated or will violate their fiduciary duties to their respective stockholders or will violate any applicable law or regulation in connection with the transactions contemplated by this Agreement.

            5.2.3 Approval having been received by Newco from the Federal Reserve to become a bank holding company pursuant to Section 3(a)(1) of the Bank Holding Company Act of 1956, as amended, and to take the actions herein provided.

            5.2.4 Approval by the Director for Newco to conduct business as a bank holding company in the State of Alaska.

            5.2.5   Procurement  of  all  other  consents  and  approvals,   and
      satisfaction of all other requirements prescribed by law which are necessary or appropriate for consummation of the transaction.

            5.2.6 Except as contemplated hereby, the representations and warranties of the Company being true at and as of the Effective Date as though such representations and warranties were made at and as of such time period.

            5.2.7 The Company having complied with all agreements, covenants and conditions on their part required by this Agreement to be performed or complied with prior to or at the Effective Date.

            5.2.8 Between the date hereof and the Effective Date, the absence of any material adverse change in the business, assets, earnings, operations or condition (financial or otherwise) of the Company, except changes contemplated by this Agreement and such changes as may have been previously approved in writing by Newco.

            5.2.9 Receipt by Newco of a certificate of the President of the Company dated as of the Effective Date, certifying the fulfillment of the conditions specified in Sections 5.1 above and such other matters with respect to the fulfillment by the Company of any of the conditions of this Agreement as Newco may reasonably request on reasonable prior notice.

6. Closing. The transactions contemplated by this Agreement will close in the office of Foster Pepper & Shefelman LLP, Portland, Oregon, at such time and on such date within 31 days following the satisfaction of all conditions prior to closing set forth in Section 5 (not waived or to be satisfied by delivery of documents or a state of facts to exist at closing) , as set by notice from Newco to the Company or such other time and place as the parties may agree.

7.    Termination.

      7.1 Procedure for Termination. This Agreement may be terminated or amended at any time before the Effective Date:

            7.1.1 By the mutual consent of the Boards of Directors of the Company and Newco.

            7.1.2 By either party acting through its Board of Directors upon written notice to the other party, if there has been a material misrepresentation or material breach on the part of the other party in its representations, warranties and covenants set forth herein or if there has been any material failure on the part of the other party to comply with its obligations hereunder which misrepresentation, breach or failure is not cured within thirty (30) days notice to such other party of such misrepresentation, breach or failure.

            7.1.3 By action of either party acting through its Board of Directors upon written notice to the other party if any of the conditions set forth in Section 5 have not been performed at or prior to December 31, 1999.

      7.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 7.1, it shall become wholly void and of no further force and effect and there shall be no liability on the part of either party or its respective Boards of Directors as a result of such termination or abandonment, except as provided herein. Such termination shall not relieve any party of liability for any default prior to termination.

8.    Miscellaneous Provisions.

      8.1 Amendment or Modification. Prior to the Effective Date, this Agreement and the Certificate of Merger may be amended or modified, either before or after approval by the stockholders of the Company or of Newco, only by an agreement in writing executed by the parties hereto upon approval of their respective boards of directors. Notwithstanding the foregoing, no such amendment or modification shall reduce the amount or modify the form of consideration to be received by stockholders of the Company pursuant to this Agreement without the approval of the Company's stockholders.

      8.2 Waivers and Extensions. Each of the parties hereto may, by an instrument in writing, extend the time for or waive the performance of any of the obligations of the other party hereto or waive compliance by the other party hereto of any of the covenants or conditions contained herein, except that no waiver of the required approval by stockholders of Newco and the Company of this Agreement, or any other condition otherwise required by law, shall be permitted. No such waiver or extension of time shall constitute a waiver of any subsequent or other performance or compliance. No such waiver shall require the approval of the stockholders of any party.

      8.3 Expenses. Each of the parties hereto shall pay their respective expenses in connection with this Agreement and the transactions contemplated hereby.

      8.4   Binding   Effect,   No  Assignment.   This  Agreement  and  all  the
provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder, shall be assigned by either party without the prior written consent of the other party.

      8.5 Representations and Warranties. The respective representations and warranties of each party hereto contained herein shall not be deemed to be waived or otherwise affected by any investigation made by the other party and, shall not survive the closing hereof.

      8.6 No Benefit to Third Parties. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person or entity, other than the parties hereto, any right or remedy under or by reason hereof.

      8.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

      8.8 Entire Agreement. This Agreement, including all of the exhibits hereto constitute the entire Agreement between the parties with respect to the Merger and other transactions contemplated hereby and supersedes all prior agreements and understandings between the parties with respect to such matters.

      8.9 Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

      8.10 Counterparts. At the convenience of the parties, this Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one Agreement and Plan of Reorganization.

      IN WITNESS WHEREOF, the parties hereto, pursuant to the approval and authority duly given by resolutions adopted by a majority of their respective Board of Directors, have each caused this Agreement to be executed by its authorized officer.

                                    The Company:

                                    First Bancorp, Inc.


                                    By: /s/ William G. Moran, Jr.
                                        ---------------------------------------
                                        William G. Moran, Jr., President


                                    Newco:

                                    Newco Alaska, Inc.


                                    By: /s/ William G. Moran, Jr.
                                        ---------------------------------------
                                        William G. Moran, Jr., President

                                  Appendix B

                Opinion of the Independent Investment Advisor


            [ALEX SHESHUNOFF & CO. INVESTMENT BANKING LETTERHEAD]



                               January 29, 1999



Board of Directors
First Bancorp, Inc.
331 Dock Street
Ketchikan, AK 99901

Members of the Board:

Alex Sheshunoff & Co. Investment Banking ("Sheshunoff") understands that the Board of Directors of First Bancorp, Inc. ("First Bancorp") has unanimously approved an Agreement and Plan of Reorganization (the "Agreement"), as a result of which First Bancorp will merge with a newly formed corporation (Newco), with Newco being the surviving corporation (the "Merger"), upon which Newco will change its name to First Bancorp, Inc. As of the date of this writing, Newco was completing its corporate organization, and in this process, will elect S Corporation status under the Internal Revenue Code. In conjunction with the Merger, all shareholders with 750 shares or less will have their shares exchanged for cash in the amount of $175.00 per share (the "Cash Amount"), through a cash for stock exchange. The remaining shareholders with more than 750 shares will be entitled to receive Newco common stock or, at the option of the Board of Directors, the Cash Amount.
The pro-forma number of Newco shareholders, assuming no shareholders of First Bancorp common stock with more than 750 shares elects cash in lieu of Newco shares and all shareholders with less than 750 shares elects to accept the Cash Amount, will total 47.
You have requested Sheshunoff's opinion, as to whether the Cash Amount to be received by the holders of shares of First Bancorp common stock pursuant to the Agreement is fair from a financial point of view to such holders of First Bancorp Common Stock.

In connection with our opinion, Sheshunoff has, among other things:

1.    Reviewed a draft copy of the Agreement;

2. Evaluated First Bancorp's consolidated results based upon a review of its annual financial statements for each of four-years ending December 31, 1998, 1997, 1996 and 1995;

3.    Reviewed Call Report information as of December 1998 for First Bancorp;

4. Analyzed certain budget and financial projections of First Bancorp prepared by the management of First Bancorp;

5. Conducted conversations with executive management regarding recent and projected financial performance of First Bancorp;

6. Compared First Bancorp's recent operating results with those of certain other banks in the Northwest region of the United States which have recently been acquired;

7. Compared First Bancorp's recent operating results with those of certain other banks in the United States which have recently been acquired;

8. Compared the pricing multiples for the Cash Amount in the Merger to those of certain other banks in the Northwest region of the United States which have recently been acquired;

9. Compared the pricing multiples for the Cash Amount in the Merger to those of certain other banks in the United States which have recently been acquired;

10. Analyzed the net present value of the after-tax cash flows First Bancorp could produce through the year 2003, based on assumptions provided by management; and,

11.   Performed such other analyses as we deemed appropriate.

      Sheshunoff has assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to it by First Bancorp for the purposes of this opinion. Sheshunoff has not made an independent evaluation of the assets or liabilities of First Bancorp, nor has Sheshunoff been furnished with any such appraisals. With respect to First Bancorp budgets and financial forecasts, Sheshunoff has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management of First Bancorp, as to the future financial performance of First Bancorp, and Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff has assumed that obtaining any necessary regulatory approvals and third party consents for the Merger or otherwise will not have an adverse effect on First Bancorp, or Newco pursuant to the Agreement. Sheshunoff is not an expert in the evaluation of loan portfolios for the purpose of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowances for each of the companies are in the aggregate, adequate to cover such losses. In addition, Sheshunoff has not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of First Bancorp, nor has Sheshunoff been furnished with any such evaluations or appraisals.

      Sheshunoff's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it, as of the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. Sheshunoff has also assumed that there are no material changes in First Bancorp's assets, financial condition, results of operations, business or prospects since the respective dates of their last financial statements reviewed by it, and that off-balance sheet activities of First Bancorp will not materially and adversely impact the future financial position or results of operation of First Bancorp. Sheshunoff has also assumed the Merger will be completed as set forth in the Agreement and that no material changes will be made or restrictions imposed by regulatory or other parties on the terms of the Agreement.

      Sheshunoff's opinion is limited to the fairness, from a financial point of view, to the holders of First Bancorp common stock of the Cash Amount and does not address First Bancorp's underlying business decision to undertake the Merger. Moreover, this letter, and the opinion expressed herein, does not constitute a recommendation to any stockholder as to any approval of the Merger or the Agreement. It is understood that this letter is for the information of the Board of Directors of First Bancorp and its shareholders and may not be used for any other purpose without Sheshunoff's prior written consent, except that this opinion may be included in its entirety in any filing made by First Bancorp with the Securities and Exchange Commission with respect to the Merger.

      Sheshunoff has no past, present or contemplated interest in First Bancorp or any of its shares. Sheshunoff will receive a fee for providing this opinion. Sheshunoff's fee is not dependent on the Cash Amount. For the past two years, Sheshunoff provided an estimate of the value of minority shares of First Bancorp held by its Employee Stock Ownership Plan.

      Based upon and subject to the foregoing, Sheshunoff is of the opinion that, as of the date hereof, the Cash Amount to be received by First Bancorp common stockholders is fair from a financial point of view to the holders of such shares.


                                        Very truly yours,


                                        ALEX SHESHUNOFF & CO.
                                        INVESTMENT BANKING

                                  Appendix C

               General Corporation Law of the State of Delaware

s. 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to s. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation' the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to s. 251, 252. 254, 257, 258 or 263 of this title.

      (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock which, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation. were either (i) listed on a national securities exchange or (i) held of record by more than 2,000 stockholders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of s. 251 of this title.

      (2)   Notwithstanding  paragraph  (1)  of  this  subsection,   appraisal
      rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to s. 251, 252, 254, 257, 258 and 263 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation;

      b. Shares of stock of any other corporation which at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 stockholders;

      c. Cash in lieu of fractional shares of the corporations described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock and cash in lieu of fractional shares described in the foregoing subparagraphs a, b. and c of this paragraph.

      (3)   In  the  event  all  of  the  stock  of  a   subsidiary   Delaware
      corporation party to a merger effected under s. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section. shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

      (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting. shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

      (2) If the merger or consolidation was approved pursuant to s. 228 or 253 of this title, the surviving or resulting corporation, either before the effective date of the merger or consolidation or within 10 days thereafter, shall notify each of the stockholders entitled to appraisal rights of the effective date of the merger or consolidation and that appraisal rights are available for any or all of the shares of the constituent corporation, and shall include in such notice a copy of this section. The notice shall be sent by certified or registered mail, return receipt requested. addressed to the stockholder at his address as it appears on the records of the corporation.
      Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of the notice, demand in writing from the surviving or resulting corporation the appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding.
Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation. then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (8 Del. C. 1953, s. 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, s. 24; 57 Del. Laws.
c. 148, ss. 27-29;  59 Del.  Laws, c 106, s. 12; 60 Del Laws c 371, ss. 3-12; 63
Del.  Laws, c. 25, s. 14; 63 Del.  Laws, c 152, ss. 1, 2; 64 Del.  Laws, c. 112,
ss. 46-54; 66 Del.  Laws, c. 136, ss. 30-32; 66 Del Laws, c. 352, s. 9; 67 Del.
Laws, c 376, ss. 19, 20)

                  Index To Consolidated Financial Statements
                                      of
                      FIRST BANCORP, INC. and Subsidiary





Independent Auditors Report ............................................. F-2

Consolidated Balance Sheets at December 31, 1998 and 1997 ............... F-3

Consolidated  Statements of Income for the years ended
December 31, 1998, 1997 and 1996 ........................................ F-4

Consolidated Statements of Changes in Stockholders' Equity and
Comprehensive Income for the years ended December 31, 1998,
1997 and 1996 ........................................................... F-5

Consolidated  Statements  of Cash Flow for the years ended
December 31, 1998, 1997 and 1996 ........................................ F-6

Notes to Consolidated Financial Statements .............................. F-7

                         Independent Auditors' Report



The Board of Directors
First Bancorp, Inc.:


We have audited the accompanying consolidated balance sheets of First Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

                                        /s/ KPMG LLP

January 21, 1999
Anchorage, Alaska

              PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers

      As a Delaware corporation, Newco, Inc. is subject to the General Corporation Law of the State of Delaware. Under Delaware law, a corporation may provide in its Certificate of Incorporation or in its Bylaws for the indemnification of directors and officers against liability where the director or officer has acted in good faith and with a reasonable belief that actions taken were in the best interests of the corporation or at least not adverse to the corporation's best interests and, if in a criminal proceeding, the individual had no reasonable cause to believe that the conduct in question was unlawful. A corporation may not indemnify an officer or director against liability in connection with a claim by or in the right of the corporation in which such officer or director was adjudged liable to the corporation or in connection with any other proceeding in which the officer or director was adjudged liable for receiving an improper personal benefit, however a corporation may indemnify against the reasonable expenses associated with such proceeding. A corporation may not indemnify against breaches of the duty of loyalty. The Business Corporation Act provides for mandatory indemnification of directors against all reasonable expenses incurred in the successful defense of any claim made or threatened whether or not such claim was by or in the right of the corporation. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances whether or not the director or officer met the good faith and reasonable belief standards of conduct set out in the statute. Unless
otherwise   stated  in  the  Articles  of   Incorporation,   officers  of  the
corporation   are  also  entitled  to  the  benefit  of  the  above  statutory provisions.

      Delaware law also provides that the corporation may, by so providing in its Certificate of Incorporation, eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that the Certificate of Incorporation may not eliminate or limit liability for any breach of the director's duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, any unlawful distribution, or any transaction from which the director received an improper personal benefit.

      In accordance with Delaware law, the Certificate of Incorporation of Newco, Inc. provides that directors are not personally liable to the corporation or its shareholders for monetary damages for conduct as a director, except for (i) any breach of a director's duty of loyalty to the corporation, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any distribution to shareholders which is unlawful, or (iv) any transaction from which the director received an improper personal benefit.

      The Certificate of Incorporation also provides for indemnification of any person who is or was a party, or is threatened to be made a party, to any civil, administrative or criminal proceeding by reason of the fact that the person is or was a director or officer of the corporation or any of its subsidiaries, or is or was serving at the request of the corporation as a director, officer, partner, agent or employee of another corporation or entity, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by that person if (i) the person acted in good faith and in a manner reasonably believed to not be opposed to the best interests of the corporation, or (ii) the act or omission giving rise to such action or proceeding is ratified, adopted or confirmed by the corporation, or the benefit thereof was received by the corporation. Indemnification is available under this provision of the Certificate of Incorporation in the case of derivative actions, unless the person is adjudged to be liable for gross negligence or deliberate misconduct in the performance of the person's duty to the corporation. To the extent a director, officer, employee or agent (including an attorney) is successful on the merits or otherwise in defense of any action to which this provision is applicable, the person is entitled to indemnification for expenses actually and reasonably incurred by the person in connection with that defense.


Item 21.    Exhibits and Financial Statement Schedules

      The exhibits  filed with this  registration  statement are listed on the
Exhibit Index.

Item 22.    Undertakings

The undersigned registrant hereby undertakes that:

      (A) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (B) For determining any liability under the Act, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4), or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.

      (C) For determining any liability under the Act, the registrant will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

      (D) The registrant will supply, by means of an post-effective amendment all information concerning the transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ketchikan, State of Alaska, on March 18, 1999.

                                    Newco Alaska, Inc.


                                    By: /s/ William G. Moran, Jr.
                                        --------------------------------------
                                        William G. Moran, Jr., President


      Pursuant to the requirements of the Securities Act of 1933, this registration statement and Power of Attorney has been signed by the following persons in the capacities indicated on March 18, 1999:



/s/ James C. Sarvela
-------------------------------------
James C. Sarvela, Vice President and
  Chief Financial Officer
  (Principal accounting officer)


                                        /s/ William G. Moran, Jr.
-------------------------------------   ---------------------------------------
William G. Moran, Sr., Director         William G.  Moran,  Jr., Director


/s/ Ernest J. Anderes*                  /s/ Michael J. Cessnun*
-------------------------------------   ---------------------------------------
Ernest J. Anderes, Director             Michael J. Cessnun, Director


/s/ Joseph M. Moran*                    /s/ Michael J. Elerding*
-------------------------------------   ---------------------------------------
Joseph M. Moran, Director               Michael J. Elerding, Director


/s/ Lisa A. Murkowski*
-------------------------------------   ---------------------------------------
Lisa A. Murkowski, Director             Alec W. Brindle, Jr., Director


*by: /s/ William G. Moran, Jr.
     -------------------------------
     William G. Moran, Jr.,
       Attorney-in-Fact

                                EXHIBIT INDEX

Exhibit

2.0 Agreement and Plan of Reorganization by and between First Bancorp, Inc. and Newco, Inc. (Included in this Registration Statement as Appendix A to the Proxy Statement).

3.1  Certificate of Incorporation of Newco Alaska, Inc.*

3.2  Bylaws of Newco Alaska, Inc.*

4.0  Specimen Common Stock Certificate **

5.0 Opinion of Foster Pepper & Shefelman LLP regarding legality of shares to be issued in the Reorganization **

8.0   Opinion regarding tax matters **

10.1 Lease, dated April 24, 1989, by and between Clifford White et al and First Bank, relating to the Wrangell branch *

10.2 Lease, dated April 20, 1990, by and between Sealaska Corporation and First Bank, relating to the Downtown (Juneau) branch *

10.3 Lease, dated July 1, 198, by and between ADV Properties and First Bank, relating to the Mendenhall Mall (Juneau) branch *

10.4 Agreement of Lease, dated August 11, 1980, by between The Sitka Professional Center I and First Bank, relating to the Sitka branch *

23.1 Consent of KPMG LLP relating to Financial  Statements  of First  Bancorp,
     Inc.

23.2 Consent of Alex Sheshunoff & Co. Investment Banking *

23.3 Consent of Foster Pepper & Shefelman LLP relating to opinion regarding legality (included in Exhibit 5.0) **

24.0 Powers of Attorney *

99.1 Fairness Opinion of Alex Sheshunoff Investment Bankers (included in this Registration Statement as Appendix B to the Proxy Statement)

99.2 Form of Proxy to be sent to stockholders of First Bancorp *


*    Previously filed
**   To be filed by amendment.